2001 ANNUAL REPORT

First Bell Bancorp, Inc.

Table of Contents

Selected Financial and Other Data of the Company

The following table sets forth certain summary historical financial information concerning the financial position of the Company for the period and at the dates indicated. The financial data is derived in part from, and should be read in conjunction with, the consolidated financial statements and related notes contained elsewhere herein.

	At December 31,				
	2001	2000	1999	1998	1997
	(in thousands)				
Financial Condition Data:					
Total assets	$855,203	$832,680	$821,171	$767,606	$675,684
Investments carried at cost	—	—	4,989	9,980	9,973
Investments carried at fair value	281,430	213,234	202,382	136,677	15,902
Cash and cash equivalents	32,198	40,509	20,468	21,543	24,523
Total loans receivable, net	436,473	527,811	533,259	545,535	579,394
Mortgage-backed securities, at fair value	55,995	21,523	—	—	31,855
Deposits	561,352	536,685	511,931	495,128	495,055
Borrowings	214,250	219,250	238,000	180,000	90,000
Stockholders' equity	66,441	61,620	54,518	73,902	72,983

	Year Ended December 31,				
	2001	2000	1999	1998	1997
	(in thousands, except per share data)				
Selected Operating Data:					
Interest income	$ 49,737	$ 52,705	$ 52,090	$ 49,649	$ 49,226
Interest expense	41,148	40,677	37,061	32,843	32,329
Net interest income	8,589	12,028	15,029	16,806	16,897
Provision for loan losses	—	—	120	90	45
Net interest income after provision for loan losses	8,589	12,028	14,909	16,716	16,852
Total other income	2,434	858	598	643	829
Total other expenses	5,170	5,598	6,116	5,643	5,060
Income before provision for income taxes	5,853	7,288	9,391	11,716	12,621
Provision for income taxes	(505)	586	1,349	3,878	5,046
Net income	$ 6,358	$ 6,702	$ 8,042	$ 7,838	$ 7,575
Earnings per share					
Basic	$ 1.55	$ 1.61	$ 1.68	$ 1.41	$ 1.29
Diluted	$ 1.52	$ 1.57	$ 1.61	$ 1.35	$ 1.23
Dividends declared per common share	$ 0.48	$ 0.48	$ 0.40	$ 0.40	$ 0.40

	At or For the Year Ended December 31,				
	2001	2000	1999	1998	1997
Selected Financial Ratios and Other Data:					
Book value per share	$13.89	$12.95	$10.51	$12.11	$11.21
Stockholders' equity to assets at period end	7.77%	7.40%	6.64%	9.63%	10.80%
Return on average assets (net income divided by average total assets)	0.75	0.82	0.99	1.09	1.08
Return on average equity (net income divided by average equity)	9.40	12.28	12.50	10.36	10.25
Stockholders' equity to assets ratio (average stockholders' equity divided by average total assets)	7.95	6.68	7.96	10.50	10.55
Dividend payout ratio	30.84	29.38	23.04	28.48	31.04
Average interest rate spread (1)(4)	1.25	1.62	1.91	1.99	1.90
Net interest margin (2)(4)	1.48	1.94	2.36	2.53	2.45
Other income to average assets	0.29	0.10	0.07	0.09	0.11
Other expenses to average assets	0.61	0.69	0.76	0.78	0.72
Non-performing assets to total assets	0.12	0.07	0.08	0.08	0.09
Non-performing loans to total loans	0.24	0.11	0.05	0.09	0.11
Allowance for loan losses to total loans	0.21	0.18	0.17	0.15	0.12
Allowance for loan losses to non-performing assets	.88x	1.56x	1.40x	1.39x	1.13x
Efficiency ratio (3)	35.81	34.27	31.50	30.34	28.95
Net interest income to other expenses (4)	2.30x	2.76x	3.08x	3.18x	3.34x
Net interest income after provision for loan losses to total other expenses (4)	2.30x	2.76x	3.06x	3.17x	3.33x
Average interest-earning assets to average interest-bearing liabilities	1.05x	1.06x	1.09x	1.12x	1.12x
Number of:					
Depositor accounts	55,128	56,581	54,257	53,579	53,628
Full-service customer service facilities	7	7	7	7	7

(1) The interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities.

(2) The net interest margin represents net interest income as a percentage of average interest-earning assets.

(3) The efficiency ratio represents the ratio of recurring other expenses to recurring other income and net interest income.

(4) Ratios are based on net interest income determined with tax equivalent rates of return for non-taxable investment securities.

To Our Shareholders

The year 2001 was a difficult one, due in substantial measure to the recession and the financial impact of the September 11 attacks. In these demanding conditions, First Bell Bancorp, the parent corporation of Bell Federal Savings and Loan Association of Bellevue, produced a mixed record of financial performance. Our performance, certainly respectable in view of the environment, compared favorably with our regional competitors. Although our results compared favorably with our peers, our performance was not as positive as we had hoped in our goal to reward the confidence of our shareholders.

Net income slipped slightly to $6.4 million from $6.7 million in the year 2000. Earnings per share were also down, to $1.52 from $1.57. We did see our total assets grow to more than $855.2 million, up from $832.7 in 2000, and our deposits increased to $561.4 million from $536.7 million. We take special pride in our performance when measured against the eight community institutions which form the principal competition in our region. Our return on average assets was third highest, our efficiency ratio was second, and our ratio of non-performing assets to total assets was the lowest, at 0.12%.

Market forces play a decisive role in our industry: interest rates on mortgages and investment instruments are determined by those forces, which are of course beyond our control, and by regulatory decisions we cannot hope to influence. If we were to point to a single factor shaping our own financial fortunes last year, it would without question be the eleven interest rate reductions announced by the Federal Reserve Board. These cuts meant that refinancings of real estate loans became extremely popular; loans contracted at 8.5%, for instance, could be refinanced at 6.5%. No less than $71.0 million of our mortgages were paid off much more rapidly than originally anticipated, with the consequence that our portfolio yield declined appreciably.

There were two silver linings in that cloud: first, market rates paid on certificates of deposit dropped, thus reducing our costs, and second, we were able further to reduce our interest rate risk. As you may know, interest rate risk has been a subject of concern, both with management and with regulators of the savings and loan industry over the last few years.

We were able further to improve our interest rate risk position, and also to reduce our exposure to rapid principal repayment, by selling $21.2 million of mortgage-backed securities and $20.2 million of residential mortgages. We were able to realize a combined gain of $376,000 on these two sales. At the same time, we purchased $20 million in bank-owned life insurance. This purchase increased in value by just over $1 million for the year. This increase in value reduced our firm's employee benefits costs in areas such as health insurance, eye and dental insurance, life and disability insurance, and retirement benefits provided by the Company's ESOP, and 401K plans.

After a lengthy search, we were able to find a highly qualified candidate as our senior lending officer. Edward O. Donnell, who joined us early in the first quarter of 2002, has had more than three decades experience in mortgage and construction lending in the Pittsburgh region. Since the residential loan market in the metropolitan area remains strong and full of potential, we believe that his appointment will make important contributions to our 2002 bottom line.

Indeed, at this writing the first stirrings of economic recovery are beginning to create hope in many corners of our economy. We believe that once recovery begins and market rates return to a normal middle ground, we should be able to return to the more broadly successful results of past years.

Our business is of course a service business, one which is profoundly shaped by market forces—as 2001 so unmistakably demonstrated—but in which success against the competition stems in large part from the quality of our people. Although there are many complicated financial ratios in our business, the bottom line is a simple matter: when you hire good people, you get good results, even in the most challenging conditions. We are proud of our staff; they are on the line every day, dealing with customer problems, developing special solutions to meet individual needs, providing service when customers need effective help. Moreover, they are citizens of this community, always trying to put something valuable back into it and make it a better place for their families.

This report provides an excellent opportunity to introduce some of the people who make us work as a day-to-day operation, people who do the jobs that are absolutely essential. These people play an active role in community life. I wish I could introduce all of them. Space only permits a few, who tell a bit of their story on the following pages. I hope you'll get to know them.

Sincerely,

Albert H. Eckert, II

Albert H. Eckert, II
President and Chief Executive Officer



Bebette Dimbokowitz
Teller, Bellevue Office

"I've been a teller for fifteen and a half years, and let's get the first question out of the way that everyone always asks when they find out you're a teller. No, I've never been robbed. Being a teller keeps me so focused on the work that if somebody said give me all your money, I'd say, 'Sorry, I'm busy, you'll have to come back later.'

"I like being busy, though, and I like the constant contact with people. There are people who can look at big columns of figures and get very interested, very absorbed. I like human faces, and I get to see a lot of them. The people behind those faces are pretty nice, for the most part. It's true, you get some unpleasant customers once in a while—really, it's not very often—and I find that when I get one, I just automatically get that much more polite.

"When you watch the faces, you can learn a lot. Once, a customer was standing in line, waiting to cash a check, and she was very nervous. Something was obviously wrong—this wasn't the way she usually was. I alerted a manager; it turned out, the customer had—shall we say—'borrowed' the check from an older relative and was going to cash it without her knowledge. We were able to stop it before it happened. It was a good feeling."



Ed Donnell
Senior Lending Officer,
Bellevue Office

"I have just joined Bell Federal Savings, so perhaps I'm not the best person to tell you much about the institution. But I was hired to build the mortgage and construction lending business—and that is something I know a little about. I've spent thirty-two years working with builders and land developers in the Pittsburgh region, and right now I serve on the board of directors of both the area's builders associations: Builders Association of Metropolitan Pittsburgh and the North Suburban Builders Association.

"There's no question in my mind that this local market has terrific potential. Housing and new construction are strong and I think they're going to stay strong. A respected institution like Bell Federal, with deep local roots, offering competitive rates in its construction lending program, should be an extremely effective player. The fact that, as of the spring of 2002, the economy seems to be awakening from the recession is obviously even better news.

"I'm delighted to be here, and looking forward to developing the possibilities of this market."



Diane Grogan
Accounting, Bellevue office

"I haven't been at Bell Federal all that long, only a few months, but I have lived in Pittsburgh all my life. It's a good place, but like any big city it has its problems. One of the most troublesome is homelessness. My church, like many churches in the region, have a number of programs for trying to help the homeless. I help get them food, gather clothes for them for all different seasons, pass out those clothes—that sort of thing.

"It's important to mention that I'm just one of many, many people doing this kind of volunteer work. There's nothing heroic about it—it's just something we think is right. I mean, when you live in one place all your life, and you get to know it pretty well, you can't help but see that there are people who are less fortunate than you. I suppose some people just shrug at that, but there are lots who don't—who simply want to try to do something. We're not going to change society, we're not even *trying* to change society. We're just trying to make some lives better."

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

First Bell Bancorp, Inc., (the "Company") is a Delaware corporation organized by the Board of Directors in 1995 to serve as the holding company of Bell Federal Savings and Loan Association of Bellevue, (the "Association"). All material business of the Company is transacted through the subsidiary thrift institution. Since 1891, the Association has operated a traditional savings and loan institution serving the greater Pittsburgh, Pennsylvania area with the mission to achieve superior profitability while maintaining a strong capital and liquidity position. As a community oriented savings and loan, the Company's primary investment is in one- to four-family residential mortgage loans and investment securities. The primary sources of funds are from retail deposit accounts and borrowings. The Company's successful longevity has come from conservative underwriting, control of overhead expenses and the ability to adapt to changing economic and environmental conditions.

The Company's long-term policy of originating loans secured by one- to four-family, owner-occupied, primary residences has resulted in the maintenance of high quality assets. The balance of non-performing loans may fluctuate based on unusual circumstances, which affect our borrowers. With active management of the loan portfolio, however, the Company, again in 2001, did not have a loan charge-off. The Company has not had a loan charge-off since 1994.

Continued prudent management of non-interest expenses has contributed to the production of consistent returns for the Company's shareholders. The Company consistently ranks as one of the most efficient savings and loan associations in the country. The ratio of other expenses to average assets was 0.61%, 0.69% and 0.76% for the years ended December 31, 2001, 2000, and 1999, respectively. Low operating costs are maintained by managing and monitoring overhead costs, primarily through controlling the growth in personnel. At December 31, 2001, the Company's seven offices and $855.2 million in assets were operated by a total of fifty-one full-time equivalent employees, resulting in an average of $16.7 million in assets per employee.

First Bell has utilized technology to expand its product distribution. With the introduction of telephone banking and internet banking, depositors have the ability to access their accounts, transfer money between accounts, or make loan payments from their home or office 24-hours per day. Optionally, depositors may sign up for electronic bill paying to further the management of their finances.

Deposit growth has been the integral source of funds and the means of growth for the Company. In this regard, management has emphasized providing an increased level of service to its customers in its local market areas in order to retain and develop deposit relationships with such customers. In 2001 and 2000, First Bell placed considerable emphasis on core deposit relationships, consisting of money market, NOW, passbook, club and statement savings accounts. These accounts tend to be stable and lower cost than other types of deposits. Certificates of deposit are offered with terms ranging from three months to ten years and are priced at competitive rates.

The Company utilizes borrowings from the Federal Home Loan Bank of Pittsburgh ("FHLB") to augment its retail deposits and to manage its interest rate risk position, fund the investment portfolio and to help manage the Company's equity position. As of December 31, 2001 the Company had borrowings from the FHLB of $208.0 million and a bank line of credit of $6.3 million.

Private Securities Litigation Reform Act of 1995 Safe Harbor Statement

In addition to historical information, this Annual Report includes certain forward-looking statements based on current management expectations. Examples of this forward looking information can be found in, but are not limited to, the: President's "Letter to Shareholders", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Asset Quality", "Interest Rate Sensitivity Analysis", and in the "Notes to Consolidated Financial Statements for the Years Ended December 31, 2001, 2000, and 1999", "Note 5-Investment Securities Available for Sale", "Note 16-Commitments and Contingencies" and "Note 17-Fair Values of Financial Instruments". The Company's actual results could differ materially from those management expectations. Factors that could cause future results to vary from current management expectations include, but are not limited to, general economic conditions, legislative and regulatory changes, monetary and fiscal policies of the federal government, changes in tax policies, rates and regulations of federal, state and local tax authorities, changes in interest rate, deposit flows, the cost of funds, demand for loan products, demand for financial services, competition, changes in the quality or composition of the Company's loan and investment portfolios, changes in accounting principles, policies or guidelines, and other economic, competitive, governmental and technological factors affecting the Company's operations, markets, products, services and prices. Further description of the risks and uncertainties to the business are included in detail in Item 1, "Business" of the Company's 2001 Annual Report on Form 10-K.

Financial Condition

The following table sets forth information concerning the composition of the Company's assets at December 31, 2001 and 2000. Dollar amounts are in thousands.

	December 31, 2001		December 31, 2000	
	Amount	Percent of Total	Amount	Percent of Total
ASSETS				
Cash and cash equivalents	$ 32,198	3.76%	$ 40,509	4.86%
Federal funds sold	4,150	0.49	6,425	0.77
Investment securities	337,425	39.46	234,757	28.19
Loans, net	436,473	51.03	527,811	63.39
FHLB stock	10,400	1.22	11,400	1.37
Bank owned life insurance	21,012	2.46	—	—
Deferred tax asset	2,708	.32	1,232	.15
Other assets	10,837	1.26	10,546	1.27
Total Assets	$855,203	100.00%	$832,680	100.00%

Total Assets

Total assets increased by $22.5 million or 2.7% to $855.2 million at December 31, 2001 from $832.7 million at December 31, 2000. The increase in total assets was the result of increases in investment securities, mortgage-backed securities and other assets. Offsetting these increases were decreases in conventional mortgages, net, federal funds sold and cash and cash equivalents. Also in 2001, the Company purchased $20 million in bank owned life insurance. This insurance was purchased as a means to offset employee benefit costs and earned $1.0 million in the year ended December 31, 2001.

Conventional Mortgage Loans

The Company emphasizes the origination of conventional one- to four-family residential mortgage loans for its portfolio in its primary market, the greater Pittsburgh Metropolitan area. The Company originates primarily 15 and 30 year, fixed-rate and adjustable-rate mortgage loans. The Company also originates residential construction loans and home equity installment and line of credit loans on one- to four-family properties. Conventional mortgage loans decreased by $91.1 million, or 17.3%, to $435.7 million at December 31, 2001 from $526.8 million at December 31, 2000. The decrease was primarily the result of the sale of $20.2 million in mortgage loans, principal repayments of $100.4 million offset by the funding of conventional mortgage loans of $26.0 million. Conventional mortgage loans are comprised of residential mortgages, residential construction loans, home equity installment and line of credit loans and Multi-family loans. At December 31, 2001, residential mortgage loans totaled $420.8 million or 95.3% of the total loan portfolio. At December 31, 2001, $398.6 million or 90.3% of the loan portfolio consisted of fixed-rate mortgage loans in comparison to $468.6 million or 92.3% as of the prior year-end date. The Company emphasizes the origination of adjustable rate mortgages to reduce the susceptibility to interest rate risk when market conditions permit. Residential construction mortgage loans totaled $5.7 million or 1.3% of total loans and home equity loans totaled $14.0 million or 3.2% of total loans.

Investment Securities and Other Interest Earning Investments

In recent years, the Company has placed more emphasis on its investment portfolio to support the Company's continued growth. The investment portfolio is comprised of mortgage-backed securities, Bank Qualified Municipal Securities, Collateralized Mortgage Obligations

("CMO's"), Treasury Securities and in 2001, Small Business Administration securities, and a FHLB bond. Investment securities increased by $102.6 million, or 43.7%, to $337.4 million at December 31, 2001 from $234.8 million at December 31, 2000. The increase was the result of the purchase of $56.0 million of Small Business Administration securities, $45.0 million of CMO's, $66.0 million of mortgage-backed securities and $5.0 million of Trust Preferred securities. This was offset by the sale of $19.0 million in municipal securities, $21.2 million of mortgage-backed securities and $5.9 million of CMO's, along with principal payments on investment securities of $23.8 million. The net unrealized loss on securities available for sale increased from $1.8 million at December 31, 2000 to $2.4 million at December 31, 2001. The balance invested in FHLB stock decreased $1.0 million from $11.4 million at December 31, 2000 to $10.4 million at December 31, 2001. The investment required by the FHLB is based on the balance of borrowings from the FHLB and the balance of the Company's investment in mortgages and securities collateralized by mortgages. Federal funds sold decreased by $2.2 million or 34.4% to $4.2 million at December 31, 2001 from $6.4 million at December 31, 2000. This decrease was the result of the funds being invested in interest bearing accounts at the FHLB at rates equivalent to the Federal funds rate.

Asset Quality

In 2001, the Company's assets continued to be comprised of quality investments. For the seventh consecutive year the Company has not experienced a loan charge-off. Prudent underwriting, conservative lending policies and active management of the mortgage loan portfolio have enabled the Company to minimize losses inherent in the operation of a savings and loan. At December 31, 2001, total non-performing assets totaled $1.1 million or 0.12% of total assets. The non-performing assets consisted of 23 first mortgage loans. The Company has established a reserve for possible loan losses of $925,000, which is equal to 87.6% of non-performing assets as of December 31, 2001.

While every effort is made to originate quality assets, management cannot guarantee that problem loans will not occur. The allowance is based on management's assessment of prospective national and local economic conditions, the regulatory environment and inherent risks in the portfolio, not to specific problem loans existing in the portfolio. Management believes that the current level of reserves is adequate. However, the balance of reserves necessary can be greatly influenced by regulatory changes and economic conditions. Therefore, the level of future reserves and the related effect on net income cannot be assured.

Liquidity and Capital Resources

The Company is required to maintain liquid assets at a level, which would be consistent with the safe and sound operation of the Association. Management of the Association believes that it has met or exceeded these requirements during the current and prior fiscal years.

The primary source of cash flow for the Company is dividend payments from the Association, sales and maturities of investment securities and, to a lesser extent, earnings on deposits held by the Company. Dividend payments by the Association have primarily been used to fund stock repurchase programs. The ability of the Association to pay dividends and other capital distributions to the Company is generally limited by the Office of Thrift Supervision("OTS"). Additionally, the OTS may prohibit the payment of dividends which are otherwise permissible by regulation for safety and soundness reasons. As of December 31, 2001, the Association had approximately $24.7 million of dividends it could pay to the Company without regulatory approval and the Company (unconsolidated) had $250,000 in cash or cash equivalents. Any dividend by the Association beyond its current year net income combined with retained net income of the preceding two years would require notification to or approval of the OTS. To the extent the Association was to apply for a dividend distribution to the Company in excess of the regulatory permitted dividend amounts, no assurances can be made that such application would be approved by the regulatory authorities.

The Association's sources of funds are deposits, borrowings and principal and interest payments on loans and investment securities. While maturities and scheduled amortization of loans are predictable sources of funds, deposit flows and mortgage prepayments are strongly influenced by changes in general interest rates, economic conditions and competition.

At December 31, 2001, loan commitments were $13.0 million. The Association anticipates that it will have sufficient funds available to meet its current loan origination commitments. Certificates of deposit, which are scheduled to mature in one year or less from December 31, 2001, totaled $303.7 million. Management believes that a significant portion of such deposits will remain with the Association. As a member of the FHLB, the Association has the ability to borrow from the FHLB, if necessary. As of December 31, 2001, the Association had $208.0 million in outstanding borrowings from the FHLB. The most recent FHLB report had the Association's additional borrowing capacity from the FHLB at $262.0 million.

Impact of Inflation and Changing Prices

The Financial Statements and Notes thereto presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike industrial companies, nearly all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Interest Rate Sensitivity / Net Portfolio Value Analysis

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are interest rate sensitive. The Company's interest rate sensitivity is monitored by management through selected interest rate risk measures produced internally and by the OTS. The Company's interest rate risk is measured by modeling the change in net portfolio value ("NPV") and net interest income over a variety of interest rate scenarios and, to a lesser extent, through GAP analysis.

The OTS calculates interest rate risk through modeling. All calculations have limitations because of inherent assumptions which must be made with respect to market values, discount rates, prepayments, the interest rate sensitivity of the assets and liabilities to changes in base interest rates, the value of options imbedded in the asset or liability, the likelihood that the option will be exercised and the extent to which customers elect to make prepayments on loans or deposits or withdrawals from savings accounts. Management bases their assumptions on historical data accumulated over a variety of interest rate scenarios.

As of December 31, 2001, the Association's NPV, as measured by the OTS, was $81.1 million or 9.14% of the market value of assets. Following a 200 basis point increase in interest rates, the Association's "post-shock" NPV, which provides a larger decline than a 200 basis point decrease, was $42.5 million, or 5.10% of the market value of assets. The change in the NPV ratio or the Association's Sensitivity Measure was -404 basis points. Under OTS capital requirements which have not been fully implemented, the decline in the NPV ratio at December 31, 2001 would reflect an above average interest rate risk. If the regulations were implemented as proposed, the Association would be subject to a deduction from total capital for purposes of determining compliance with regulatory capital requirements, but would still comply with the fully phased in capital requirements. Management reviews the quarterly OTS measurements and compares them to evaluations produced through internally generated simulation models. These measures are used in conjunction with NPV measures to identify excessive interest rate risk.

The following analysis sets forth the Association's NPV as of December 31, 2001, as calculated by the Office of Thrift Supervision, which are consistent with internal calculations, for instantaneous and sustained changes in interest rates relative to the NPV in an unchanging interest rate environment. Due to the current interest rate environment, a change in interest rates of -200 basis points would not be meaningful.

Change in Interest Rates (in basis points)	Net Portfolio Value (in thousands)	Net Change (in thousands)	Projected Percentage Change to Base
+200	42,488	(38,608)	-48%
+100	62,755	(18,341)	-23%
—	81,096	—	—
-100	83,419	2,323	+3%

Interest Rate Sensitivity / GAP Analysis

Another method to calculate interest rate sensitivity is through "GAP" analysis. In a GAP analysis, assets and liabilities are analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "GAP." In a rising interest rate environment, an institution with a positive gap would be in a better position to invest in higher yielding assets, which would result in the yield on its assets increasing at a pace closer to the cost of its interest-bearing liabilities, than would be the case if it has a negative gap. During a period of falling interest rates, an institution with a positive gap would tend to have its assets repricing at a faster rate than one with a negative gap, which would tend to restrain the growth or decrease net interest income.

The following table sets forth the amount of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2001, which are anticipated to re-price or mature in each of the future time periods shown. The amounts of assets and liabilities shown which re-price or mature during a particular period were determined in accordance with the earlier of term to (i) repricing or (ii) the contractual terms of the asset or liability adjusted for prepayment rates. The prepayment rates for fixed-rate mortgage loans on one- to four-family residences are assumed to prepay at a rate of 9% per year and are net of deferred loan origination fees and the allowance for loan losses. Decay rates of 14% for passbook accounts, 17% for NOW accounts and 31% for money market deposit accounts are assumed. In addition, it is assumed that fixed maturity deposits are not withdrawn prior to maturity. Although management believes the assumptions are reasonable, they should not be regarded as necessarily indicative of the actual decay rates that may be experienced in the future. While a conventional gap measure may be useful, it is limited in its ability to predict trends in future earnings. A gap presentation makes no presumptions about changes in prepayment tendencies, deposit or loan maturity preferences or repricing time lags that may occur in response to a change in the interest rate environment.

Certain shortcomings are inherent in this method of analysis. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates.

	At December 31, 2001							
	Three Months or Less	More Than Three Months to Six Months	More Than Six Months to Twelve Months	More Than One Year to Three Years	More Than Three Years to Five Years	More Than Five Years to Ten Years	More Than Ten Years	Total
	(Dollars in thousands)							
INTEREST EARNING ASSETS:								
Real Estate Loans:								
ARM Loans	$ 1,086	$ 1,379	$ 2,546	$ 13,637	$ 16,806	$ 1,170	$ 1,407	$ 38,031
Fixed Rates Loans	6,784	6,704	13,459	47,360	41,644	150,970	113,339	380,260
Residential Construction Loans	—	—	—	—	—	—	3,148	3,148
Multi-Family	—	—	2	54	—	185	—	241
Second Mortgage Loans	2,263	40	54	3,187	6,202	2,269	—	14,015
Consumer Loans	778	—	—	—	—	—	—	778
Mortgage-backed securities	55,995	—	—	—	—	—	—	55,995
Investment securities	85,668	6,326	5,775	164,253	7,577	32,039	12,738	314,376
FHLB Stock	—	—	—	—	—	—	10,400	10,400
Total Interest Earning Assets	152,574	14,449	21,836	228,491	72,229	186,633	141,032	817,244
INTEREST BEARING LIABILITIES:								
Passbook, Club and Other Accounts	2,986	2,986	5,972	19,106	14,131	21,255	18,881	85,317
Money Market and NOW Accounts	3,721	3,721	7,443	20,227	12,259	14,297	7,957	69,625
Certificate Accounts	135,490	57,030	111,163	75,679	18,161	8,886	—	406,409
Borrowings	6,250	—	—	—	—	208,000	—	214,250
Advances by Borrowers for Taxes and Insurance	9,471	—	—	—	—	—	—	9,471
Total Interest Bearing Liabilities	157,918	63,737	124,578	115,012	44,551	252,438	26,838	785,072
Interest Sensitivity Gap	$ (5,344)	$(49,288)	$(102,742)	$113,479	$ 27,678	$(65,805)	$114,194	$ 32,172
Cumulative Interest Sensitivity Gap	$ (5,344)	$(54,632)	$(157,374)	$ (43,895)	$(16,217)	$(82,022)	$ 32,172	$ 32,172
Cumulative Interest Sensitivity Gap as a Percentage of Total Assets	(0.62%)	(6.39%)	(18.40%)	(5.13%)	(1.90%)	(9.59%)	3.76%	3.76%
Cumulative Net Interest Earning Assets as a Percentage of Cumulative Interest Bearing Liabilities	96.62%	75.35%	54.55%	90.48%	96.79%	89.18%	104.10%	104.10%

Average Balances, Interest and Average Yields

The following table sets forth certain information relating to the Company's balance sheet at December 31, 2001, and average balance sheets and statements of income for the years ended December 31, 2001, 2000 and 1999, and reflect the tax equivalent average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of assets or liabilities, respectively, for the years presented. Average balances are based on average daily balances. The yields and costs include fees, which are considered adjustments to yields. Interest income for 2001 and 2000 shown in the chart below is the tax equivalent interest income. Tax equivalent interest income is being used because interest on investment securities includes tax-exempt securities. Tax-exempt securities carry pre-tax yields lower than comparable taxable assets. Therefore, it is more meaningful to analyze interest income on a tax-equivalent basis. Tax equivalent adjustments of $3.3 million, $3.4 million and $3.8 million were made to interest income on investment securities in 2001, 2000 and 1999, respectively.

	At December 31, 2001		Year Ended December 31, 2001		
	Balance	Yield/Cost	Average Balance	Interest	Average Yield/Cost
	(Dollars in thousands)				
Interest-earning Assets:					
Investment securities (1)	$320,626	5.76%	$285,546	$16,636	5.83%
Conventional loans (2)	435,695	7.07	480,494	34,186	7.11
Other loans	778	5.88	929	64	6.89
Mortgage-backed securities	55,995	4.72	39,123	1,956	5.00
Federal funds sold	4,150	1.69	7,141	307	4.30
Total interest-earning assets	817,244	6.37	813,233	53,149	6.54
Non-interest earning assets	37,959		38,096		
TOTAL ASSETS	$855,203		$851,329		
Interest-bearing Liabilities:					
Passbook, club and other accounts(5)	$ 94,789	1.95	$ 73,756	$ 2,437	3.30%
Money market and NOW accounts	69,625	1.95	76,970	1,601	2.08
Certificate accounts	406,409	5.10	410,250	24,475	5.97
Borrowings	214,250	5.67	216,552	12,635	5.83
Total interest-bearing liabilities	785,073	4.60	777,528	41,148	5.29
Non-interest-bearing liabilities	3,689		6,143		
TOTAL LIABILITIES	788,762		783,671		
Stockholders' equity	66,441		67,658		
Total liabilities and stockholders' equity	$855,203		$851,329		
Net tax equivalent interest income/net interest rate spread(3)				$12,001	1.25%
Net tax equivalent yield on average interest-earning assets(4)		1.77%			1.48%
Ratio of average interest-earning assets to average interest-bearing liabilities		1.04%			1.05

(1) Includes interest-bearing deposits in other financial institutions and FHLB stock.
(2) Includes non-accrual loans, deferred net loan origination fees, undisbursed portion of loans in process, and allowance for loan losses.
(3) Net interest rate spread represents the difference between the average yield on interest-earning assets, and the average cost of interest-bearing liabilities.
(4) Net interest margin represents net interest income as a percentage of average interest-earning assets.
(5) Includes advances by borrowers for taxes and insurance.

	December 31, 2000			December 31, 1999		
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
			(Dollars in thousands)			
Interest-earning Assets:						
Investment securities (1)	$238,737	$15,932	6.67%	$241,728	$15,765	6.52%
Conventional loans (2)	533,002	38,376	7.20	535,222	38,974	7.28
Other loans	980	69	7.04	937	66	7.04
Mortgage-backed securities	13,567	977	7.20	—	—	—
Federal funds sold	13,200	800	6.06	18,518	1,073	5.79
Total interest-earning assets	799,486	56,154	7.02	796,405	55,878	7.02
Non-interest earning assets	17,201			12,190		
TOTAL ASSETS	$816,687			$808,595		
Interest-bearing Liabilities:						
Passbook, club and other accounts(5)	$ 59,000	$ 2,737	4.64%	$ 85,151	$ 3,021	3.55%
Money market and NOW accounts	83,044	1,637	1.97	53,508	1,404	2.62
Certificate accounts	389,054	23,256	5.98	356,439	19,751	5.54
Borrowings	221,960	13,047	5.88	230,335	12,886	5.59
Total interest-bearing liabilities	753,058	40,677	5.40	725,433	37,062	5.11
Non-interest-bearing liabilities	9,071			18,836		
TOTAL LIABILITIES	762,129			744,269		
Stockholders' equity	54,558			64,326		
Total liabilities and stockholders' equity	$816,687			$808,595		
Net interest income/net interest rate spread(3)		$15,477	1.62%		$18,816	1.91%
Net yield on average interest-earning assets			1.94%			2.36%
Ratio of average interest-earning assets to average interest-bearing liabilities			1.05			1.10

Rate/Volume Analysis

The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the years indicated. Information is provided in each category with respect to (i) changes attributable to changes in volume (changes in volume multiplied by prior rate), (ii) changes attributable to changes in rate (changes in rate multiplied by current volume) and (iii) the changes attributable to the combined impact of volume and rate. The change in interest due to both rate and volume in the rate/volume analysis table have been allocated to changes due to rate and volume in proportion to the absolute amounts of the changes in each. The average rates for investment securities used to calculate the variances in the following table, for 2001, 2000 and 1999, are tax equivalent rates.

	Year Ended December 31, 2001 vs. 2000 Increase (Decrease) in Net Interest Income Due to			Year Ended December 31, 2000 vs. 1999 Increase (Decrease) in Net Interest Income Due to		
	Volume	Rate	Total Increase (Decrease)	Volume	Rate	Total Increase (Decrease)
			(In thousands)			
Interest-earning assets:						
Investment securities	$ 3,124	$(2,420)	$ 704	$ (195)	$ 362	$ 167
Conventional loans	(3,781)	(409)	(4,190)	(162)	(436)	(598)
Other loans	(4)	(1)	(5)	3	—	3
Mortgage-backed securities	1,840	(861)	979	977	—	977
Federal funds sold	(367)	(126)	(493)	(308)	35	(273)
Total interest-earning assets	812	(3,817)	(3,005)	315	(39)	276
Interest-bearing liabilities:						
Passbook, club and other accounts	685	(985)	(300)	(928)	644	(284)
Money Market and NOW accounts	(120)	84	(36)	774	(541)	233
Certificate accounts	1,267	(48)	1,219	1,807	1,698	3,505
Borrowings	(318)	(94)	(412)	(468)	629	161
Total interest-bearing liabilities	1,514	(1,043)	471	1,185	2,430	3,615
Net change in net interest income	$ (702)	$(2,774)	$(3,476)	$ (870)	$(2,469)	$(3,339)

Sources of Funding

Deposit growth and borrowings have been the integral source of funds and the means of growth for the Company. In this regard, management has emphasized providing an increased level of service to its customers in its local market areas in order to retain and develop deposit relationships with such customers. In 2001 and 2000, First Bell placed considerable emphasis on core deposit relationships, consisting of money market, NOW, passbook, club and statement savings accounts. These accounts tend to be stable and lower cost than other types of deposits. Certificates of deposit are offered with terms ranging from three months to ten years and are priced at competitive rates.

As of December 31, 2001, the Company had outstanding borrowings from the FHLB in the amount of $208.0 million and a bank line of credit balance outstanding of $6.3 million. These borrowings were used to fund the investment portfolio and to help manage the Company's equity and the interest rate risk position.

The following table sets forth information concerning the Company's liabilities and stockholders' equity at December 31, 2001 and 2000. Dollar amounts are in thousands.

	December 31, 2001		December 31, 2000	
	Amount	Percent of Total	Amount	Percent of Total
LIABILITIES AND STOCKHOLDERS' EQUITY				
Deposits	$561,352	65.64%	$536,685	64.45%
Borrowings	214,250	25.05	219,250	26.33
Other liabilities	13,160	1.54	15,125	1.82
Stockholders' equity	66,441	7.77	61,620	7.40
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$855,203	100.00%	$832,680	100.00%

Liabilities

Total liabilities increased to $788.8 million at December 31, 2001 from $771.1 million at December 31, 2000. The $17.7 million or 2.3% increase was the result of increases in deposits, offset by decreases in borrowings. Borrowings decreased by $5.0 million or 2.3% to $214.3 million at December 31, 2001 from $219.3 million at December 31, 2000. Total deposits increased by $24.7 million or 4.6% to $561.4 million at December 31, 2001 from $536.7 million at December 31, 2000. The increase was the result of a net increase in core savings accounts of $23.7 million or 18.1% and certificate accounts increasing by $940,000.

Capital

Total stockholders' equity increased by $4.8 million or 7.8% to $66.4 million at December 31, 2001, from $61.6 million at December 31, 2000. The primarily factors contributing to the increase in total stockholders' equity were net income of $6.4 million. This increase was offset by dividends paid of $2.0 million.

December 31, 2001 Operating Results

The following table presents selected components of net income for the years ended December 31, 2001, 2000 and 1999. Dollar amounts are in thousands.

	For the Years Ended December 31,		
	2001	2000	1999
Tax Equivalent Interest income	$53,149	$56,154	$55,878
Interest expense	41,148	40,677	37,061
Net interest income	12,001	15,477	18,817
Provision for loan loss	—	—	120
Other income	2,434	858	598
Other expenses	5,170	5,598	6,116
Income taxes	2,907	4,035	5,137
Net Income	$ 6,358	$ 6,702	$ 8,042

Net income for the year ended December 31, 2001 decreased by $344,000 or 5.1% to $6.4 million from $6.7 million for the year ended December 31, 2000. The decrease was primarily the result of a decrease in net interest income offset by an increase in other income and a decrease in income taxes.

Interest Income

Interest income discussed in this section is tax equivalent interest income. Tax equivalent interest income is being used because interest on investment securities includes tax-exempt securities. Tax-exempt securities carry pre-tax yields lower than comparable taxable assets. Therefore, it is more meaningful to analyze interest income on a tax-equivalent basis. Tax equivalent adjustments of $3.3 million, $3.4 million and $3.8 million were made for the years ended December 31, 2001, 2000 and 1999, respectively. Interest income decreased by $3.0 million or 5.4% to $53.1 million for the year ended December 31, 2001 from $56.2 million for the year ended December 31, 2000. The decrease was primarily due to a decrease in interest earned on conventional mortgages offset by an increase in interest earned on investment securities and mortgage-backed securities. Interest on investment securities and mortgage-backed securities increased by $572,000 and $979,000, respectively, for the year ended December 31, 2001 in comparison to the year-ended December 31, 2000. The increase was the result of the average balance of the investment portfolio increasing from $238.7 million to $285.5 million and the average balance of the mortgage-backed portfolio increasing from $13.6 million to $39.1 million. Interest on conventional mortgage loans decreased by $4.2 million or 11.0% to $34.2 million for the year ended December 31, 2001 from $38.4 million for the year ended December 31, 2000. The decrease was the result of the average balance for conventional mortgage loans decreasing by $52.5 million to $480.5 million for the year ended December 31, 2001 from $533.0 million for the comparable 2000 period. Also contributing to the decrease was a nine basis points decline in the average rate earned on conventional mortgage loans. The average rate earned on conventional mortgage loans for 2001 was 7.11% compared to 7.20% for 2000.

Interest Expense

Interest expense increased to $41.1 million for the year ended December 31, 2001 from $40.7 million for the year ended December 31, 2000. The $471,000 or 1.2% increase was the result of an increase in the average balance of interest-bearing liabilities to $768.8 million for the year-end December 31, 2001 from $753.1 million for the comparable 2000 period offset by a decrease in the average cost of interest bearing deposits from 5.40% to 5.35% for the two comparable periods, respectively. This increase in average balances, and the timing of repricing fixed maturity deposits offset or delayed any decreases in interest expense, which would have been realized as a result of the reduction in interest rates by the Federal Reserve Board during the year. The average balance on borrowings decreased to $216.6 million for the year ended December 31, 2001 from $222.0 million for the year ended December 31, 2000. A decrease in interest expense on money market and Now deposits of $300,000 and a decrease in interest expense for passbook, club and other accounts of $36,000 contributed to the decrease in interest on interest bearing liabilities.

Net Interest Income

Tax equivalent net interest income decreased by $3.5 million or 22.5% to $12.0 million for the year ended December 31, 2001 from $15.5 million for the year ended December 31, 2000. The decrease was the result of interest income decreasing by $3.0 million and an increase in interest expense of $471,000.

Provision for Loan Loss

No additional provision for loan loss was recorded during the year ended December 31, 2001. In determining the provision for loan losses, management assesses the risk inherent in its loan portfolio including, but not limited to, an evaluation of the concentration of loans secured by properties located in the Pittsburgh area, the trends in national and local economies, trends in the real estate market and in the Company's loan portfolio and the level of non-performing loans and assets. The Company's history of loan losses has been minimal, which management believes is a reflection of the Company's underwriting standards. There were no charge-offs for the years ended December 31, 2001 and 2000. Management believes the current level of loan loss reserve is adequate to cover losses inherent in the portfolio as of such date. However, there can be no assurance that the Company will not sustain losses in future periods.

Other Income

Other income increased by $1.6 million or 183.7% to $2.4 million for the year ended December 31, 2001 from $858,000 for the year ended December 31, 2000. The increase was the result of gains on sales of investment securities increasing to $329,000 for the year ended December 31, 2001 compared to $138,000 for the year ended December 31, 2000. In addition, service fees and charges increased $425,000, and an increase in the cash-surrender value of bank-owned life insurance of $1.0 million was realized for the year ended December 31, 2001. The association did not own any bank-owned life insurance in 2000.

Other Expenses

Other expenses decreased by $428,000 or 7.7% to $5.2 million for the year ended December 31, 2001 from $5.6 million for the year ended December 31, 2000. The decrease was primarily the result of a decrease in compensation and payroll taxes, fringe benefits and federal insurance premiums offset by increases in computer, office occupancy and miscellaneous expenses. During fiscal year 2001, compensation, payroll taxes and fringe benefits decreased $147,000 or 5.3% while computer services, office occupancy and miscellaneous expenses increased by $277,000 or 10.2%.

Income Taxes

Income taxes decreased to a benefit of $505,000 from and expense of $586,000 as a larger percentage of the Company's income was derived from tax-exempt earning assets in the year ended December 31, 2001 in comparison to the year ended December 31, 2000. The annualized effective tax rate was (8.6%) for 2001 compared to 8.0% for 2000.

December 31, 2000 Operating Results

Net income for the year ended December 31, 2000 decreased by $1.3 million or 16.7% to $6.7 million from $8.0 million for the year ended December 31, 1999. The decrease was primarily the result of a decrease in net interest income offset by a decrease in other expenses and income taxes.

Interest Income

Interest income discussed in this section is tax equivalent income. Tax equivalent interest income is being used because interest on investment securities includes tax-exempt securities. Tax-exempt securities carry pretax yields lower than comparable taxable assets. Therefore, it is more meaningful to analyze interest income on a tax-equivalent basis. Tax equivalent adjustments of $3.4 million, $3.8 million and $1.1 million were made for the years ended December 31, 2000, 1999 and 1998, respectively. Interest income increased by $276,000 or 0.5% to $56.2 million for the year ended December 31, 2000 from $55.9 million for the year ended December 31, 1999. The increase was primarily due to an increase in interest earned on investment securities and mortgage-backed securities offset by a decrease in interest earned on conventional mortgage loans. Interest on investment securities and mortgage-backed securities increased by $167,000 and $977,000, respectively for the year ended December 31, 2000 and 1999. The increase was the result of the average rate earned on the investment portfolio increasing to 6.67% for the year ended December 31, 2000 from 6.52% for the year ended December 31, 1999. There were no mortgage-backed securities held in the Association's portfolio as of December 31, 1999. Interest on conventional mortgage loans decreased by $598,000 or 1.5% to $38.4 million for the year ended December 31, 2000 from $39.0 million for the year ended December 31, 1999. The decrease was the result of the average balance for conventional mortgage loans decreasing by $2.2 million to $533.0 million for the year ended December 31, 2000 from $535.2 million for the comparable 1999 period. Also contributing to the decrease was an eight basis points decline in the average rate earned on conventional mortgage loans. The average rate earned on conventional mortgage loans for 2000 was 7.20% compared to 7.28% for 1999.

Interest Expense

Interest expense increased to $40.7 million for the year ended December 31, 2000 from $37.1 million for the year ended December 31, 1999. The $3.6 million or 9.8% increase was the result of a rising interest rate environment. Over an eighteen-month period, beginning in June 1999 the Federal Reserve Bank increased interest rates 175 basis points or 1.75%. As a result, in fiscal year 2000, the average rate for certificates of deposit and on the Company's borrowings increased from 5.54% to 5.98% and from 5.59% to 5.88%, respectively. Also, average balance of certificates of deposit increased $32.6 million or 9.15% from $356.4 million to $389.1 million. The average balance on borrowings decreased to $222.0 million for the year ended December 31, 2000 from $230.3 million for the year ended December 31, 1999. An increase in interest expense on money market and NOW deposits of $233,000 was offset by a corresponding decrease in interest expense for passbook, club and other accounts of $284,000.

Net Interest Income

Tax equivalent net interest income decreased by $3.3 million or 17.7% to $15.5 million for the year ended December 31, 2000 from $18.8 million for the year ended December 31, 1999. The increase was the result of interest income rising by $276,000 offset by an increase in interest expense of $3.6 million.

Provision for Loan Loss

No additional provision for loan loss was recorded during the year ended December 31, 2000. In determining the provision for loan losses, management assesses the risk inherent in its loan portfolio including, but not limited to, an evaluation of the concentration of loans secured by properties located in the Pittsburgh area, the trends in national and local economies, trends in the real estate market and in the Company's loan portfolio and the level of non-performing loans and assets. The Company's history of loan losses has been minimal, which management believes is a reflection of the Company's underwriting standards. There were no charge-offs for the years ended December 31, 2000 and 1999. Management believes the current level of loan loss reserve is adequate to cover losses inherent in the portfolio as of such date. However, there can be no assurance that the Company will not sustain losses in future periods.

Other Income

Other income increased by $260,000 or 43.5% to $858,000 for the year ended December 31, 2000 from $598,000 for the year ended December 31, 1999. The increase was the result of gains on sales of investment securities increasing to $138,000 for the year ended December 31, 2000 compared to $45,000 for the year ended December 31, 1999. In addition, service fees and charges and miscellaneous income increased $81,000 and $86,000, respectively.

Other Expenses

Other expenses decreased by $518,000 or 8.5% to $5.6 million for the year ended December 31, 2000 from $6.1 million for the year ended December 31, 1999. The decrease was primarily the result of a decrease in compensation, payroll taxes and fringe benefits, federal insurance premiums and office occupancy expense offset by increases in computer services and miscellaneous expenses. During fiscal year 2000, compensation, payroll taxes and fringe benefits decreased $416,000 or 13.0% due to reduced staffing and reductions in benefit costs linked to the company's stock price. Federal insurance premiums decreased $192,000 or 64.0% and office occupancy expense decreased $50,000, while computer services and miscellaneous expenses increased $137,000.

Income Taxes

Income taxes decreased to $586,000 from $1.3 million as a larger percentage of the Company's income was derived from the tax-exempt securities in the year ended December 31, 2000 in comparison to the year ended December 31, 1999. Tax equivalent adjustments of $3.4 million and $3.8 million were made for the years ended December 31, 2000 and 1999, respectively. The annualized effective tax rate after the tax equivalent increase was 37.6% for 2000 compared to 39% for 1999.

New Accounting Pronouncements

For a discussion of new accounting pronouncements and their effect on the Company, see Note 2 of the Consolidated Financial Statements.

Management's Report on Internal Control and Compliance with Laws and Regulations

February 22, 2002

To the Stockholders of First Bell Bancorp, Inc.:

Financial Statements

The management of First Bell Bancorp, Inc. (the "Company") is responsible for the preparation, integrity, and fair presentation of its published financial statements and all other information presented in this annual report. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, as such, include amounts based on informed judgements and estimates made by management.

Internal Control

Management is responsible for establishing and maintaining effective internal control over financial reporting, including safeguarding of assets, for financial presentations in conformity with both accounting principles generally accepted in the United States of America and the Office of Thrift Supervision ("OTS") instructions for Thrift Financial Reports ("TFR"). The internal control contains monitoring mechanisms, and actions are taken to correct deficiencies identified.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Management assessed the institution's internal control over financial reporting, including safeguarding of assets, for financial presentations in conformity with both accounting principles generally accepted in the United States of America and TFR instructions as of December 31, 2001. This assessment was based on criteria for effective internal control over financial reporting, including safeguarding of assets, described in *Internal Control—Integrated Framework* issued by the committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that the Company maintained effective internal control over financial reporting, including safeguarding of assets, presented in conformity with both accounting principles generally accepted in the United States of America and TFR instructions as of December 31, 2001.

Internal Control (Continued)

The Audit Committee of the Board of Directors is comprised entirely of outside directors who are independent of the Company's management. The Audit Committee is responsible for recommending to the Board of Directors, the selection of independent auditors. It meets periodically with management, the independent auditors, and the internal auditor to ensure that they are carrying out their responsibilities. The Committee is also responsible for performing an oversight rule by reviewing and monitoring the financial, accounting, auditing procedures of the Company in addition to reviewing the Company's financial reports. The independent auditors and the internal auditor have full and free access to the Audit Committee, with or without the presence of management, to discuss the adequacy of internal control over financial reporting and any other matters which they believe should be brought to the attention of the Committee.

Compliance with Laws and Regulations

Management is also responsible for ensuring compliance with the federal laws and regulations concerning loans to insiders and the federal and state laws and regulations concerning dividend restrictions, both of which are designated by the Federal Deposit Insurance Corporation as safety and soundness laws and regulations.

Management assessed its compliance with the designated safety and soundness laws and regulations and has maintained records of its determinations and assessments as required by the OTS. Based on this assessment, management believes that the Company has complied, in all material respects, with the designated safety and soundness laws and regulations for the year ended December 31, 2001.

Albert H. Eckert, II
Chief Executive Officer

Jeffrey M. Hinds
Chief Financial Officer

Report Of Independent Auditors

Board of Directors and Stockholders
First Bell Bancorp, Inc.:

We have audited the accompanying consolidated balance sheet of First Bell Bancorp, Inc. and subsidiary as of December 31, 2001, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated balance sheet as of December 31, 2000 and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the two years in the period ending December 31, 2000, were audited by other auditors whose report dated March 23, 2001 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Bell Bancorp, Inc. and subsidiary as of December 31, 2001 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

S.R. Snodgrass, A.C.

Wexford, PA
January 25, 2002

Consolidated Balance Sheet
(In thousands, except per share data)

	December 31, 2001	December 31, 2000
ASSETS		
CASH AND CASH EQUIVALENTS:		
Cash on hand	$ 1,103	$ 988
Noninterest-bearing deposits	2,299	2,113
Interest-bearing deposits	28,796	37,408
Total cash and cash equivalents	32,198	40,509
FEDERAL FUNDS SOLD	4,150	6,425
INVESTMENT SECURITIES AVAILABLE-FOR-SALE—at fair value	281,430	213,234
MORTGAGE-BACKED SECURITIES AVAILABLE-FOR-SALE—at fair value	55,995	21,523
LOANS—Net of allowance for loan losses of $925	436,473	527,811
PREMISES AND EQUIPMENT—Net	3,417	3,682
FEDERAL HOME LOAN BANK STOCK—At cost	10,400	11,400
BANK OWNED LIFE INSURANCE—cash surrender value	21,012	—
OTHER ASSETS	10,128	8,096
Total assets	$855,203	$832,680
LIABILITIES AND STOCKHOLDERS' EQUITY		
DEPOSITS	$561,352	$536,685
BORROWINGS	214,250	219,250
ADVANCES BY BORROWERS FOR TAXES AND INSURANCE	9,471	10,993
OTHER LIABILITIES	3,689	4,132
Total liabilities	788,762	771,060
STOCKHOLDERS' EQUITY:		
Preferred stock ($.01 par value; 2,000,000 shares authorized; no shares issued or outstanding)	—	—
Common stock ($.01 par value; 20,000,000 shares authorized; 8,596,250 shares issued, one stock right per share)	86	86
Additional paid-in capital	62,854	62,556
Retained earnings—substantially restricted	72,914	68,519
Unearned ESOP shares (459,999 and 495,807 shares)	(3,254)	(3,507)
Unearned MRP shares (180,845 and 210,727 shares)	(2,521)	(2,937)
Treasury stock, at cost (3,837,890 shares)	(62,030)	(62,030)
Accumulated other comprehensive loss, net of taxes	(1,608)	(1,067)
Total stockholders' equity	66,441	61,620
Total liabilities and stockholders' equity	$855,203	$832,680

See notes to consolidated financial statements.

Consolidated Statement of Income
(In thousands, except per share data)

	Years Ended December 31,		
	2001	2000	1999
INTEREST AND DIVIDEND INCOME:			
Loans	$34,250	$38,445	$39,040
Interest-bearing deposits	1,346	1,218	1,027
Mortgage-backed securities	1,956	977	—
Federal funds sold	307	800	1,073
Investment securities, taxable	2,908	1,438	3,212
Investment securities, non-taxable	8,267	9,021	6,981
Federal Home Loan Bank stock	703	806	757
Total interest and dividend income	49,737	52,705	52,090
INTEREST EXPENSE:			
Deposits	28,513	27,630	24,175
Borrowings	12,635	13,047	12,886
Total interest expense	41,148	40,677	37,061
NET INTEREST INCOME	8,589	12,028	15,029
PROVISION FOR LOAN LOSSES	—	—	120
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	8,589	12,028	14,909
OTHER INCOME:			
Service fees and charges	1,048	623	542
Gain on sale of investments, net	329	138	45
Gain on sale of loans	62	—	—
Earnings on bank owned life insurance	1,012	—	—
Gain (loss) on sale of real estate owned	(21)	84	(11)
Miscellaneous income	4	13	22
Total other income	2,434	858	598
OTHER EXPENSES:			
Compensation, payroll taxes and fringe benefits	2,630	2,777	3,193
Federal insurance premiums	104	108	300
Office occupancy expense	890	766	813
Computer services	324	298	261
Miscellaneous expenses	1,222	1,649	1,549
Total other expenses	5,170	5,598	6,116
INCOME BEFORE PROVISION FOR INCOME TAXES	5,853	7,288	9,391
PROVISION FOR INCOME TAXES:			
Current:			
Federal	452	1,149	1,609
State	375	666	728
Deferred tax benefit	(1,332)	(1,229)	(988)
Total provision for income taxes	(505)	586	1,349
NET INCOME	$ 6,358	$ 6,702	$ 8,042
BASIC EARNINGS PER SHARE	$ 1.55	$ 1.61	$ 1.68
DILUTED EARNINGS PER SHARE	$ 1.52	$ 1.57	$ 1.61

See notes to consolidated financial statements.

Consolidated Statement of Comprehensive Income (Loss)

(In thousands)

	Years Ended December 31,		
	2001	2000	1999
Net Income	$ 6,358	$ 6,702	$ 8,042
Unrealized gains (losses) arising during the period	(1,149)	12,911	(16,551)
Less: reclassification adjustment for gains (losses) realized in net income	329	—	(45)
Other comprehensive income (loss), before taxes	5,538	19,613	(8,554)
Tax benefit (expense)	279	(5,047)	6,486
Other comprehensive income (loss), net of taxes	$ 5,817	$14,566	$ (2,068)

See notes to consolidated financial statements.

Consolidated Statement of Changes in Stockholders' Equity
(In thousands)

	Common Stock		Additional Paid-in Capital	Unearned ESOP Shares	Unearned MRP Shares	Treasury Stock	Accumulated Other Comprehensive Income, (Loss)	Retained Earnings	Total
	Shares	Par Value							
BALANCE, DECEMBER 31, 1998..	6,100	$86	$61,768	$(3,972)	$(3,839)	$(38,918)	$ 1,179	$57,598	$73,902
Purchase of treasury stock	(911)	—	—	—	—	(16,604)	—	—	(16,604)
Allocation of MRP shares	—	—	129	—	461	—	—	—	590
Allocation of ESOP shares	—	—	320	232	—	—	—	—	552
Unrealized loss in securities available-for-sale, net of taxes	—	—	—	—	—	—	(10,110)	—	(10,110)
Dividends ($.40 per share)	—	—	—	—	—	—	—	(1,854)	(1,854)
Net income	—	—	—	—	—	—	—	8,042	8,042
BALANCE, DECEMBER 31, 1999..	5,189	86	62,217	(3,740)	(3,378)	(55,522)	(8,931)	63,786	54,518
Purchase of treasury stock	(431)	—	—	—	—	(6,508)	—	—	(6,508)
Allocation of MRP shares	—	—	91	—	441	—	—	—	532
Allocation of ESOP shares	—	—	248	233	—	—	—	—	481
Unrealized gain in securities available-for-sale, net of taxes	—	—	—	—	—	—	7,864	—	7,864
Dividends ($.48 per share)	—	—	—	—	—	—	—	(1,969)	(1,969)
Net income	—	—	—	—	—	—	—	6,702	6,702
BALANCE, DECEMBER 31, 2000..	4,758	86	62,556	(3,507)	(2,937)	(62,030)	(1,067)	68,519	61,620
Purchase of treasury stock	—	—	—	—	—	—	—	—	—
Allocation of MRP shares	—	—	19	—	416	—	—	—	435
Allocation of ESOP shares	—	—	279	253	—	—	—	—	532
Unrealized loss in securities available-for-sale, net of taxes	—	—	—	—	—	—	(541)	—	(541)
Dividends ($.48 per share)	—	—	—	—	—	—	—	(1,963)	(1,963)
Net income	—	—	—	—	—	—	—	6,358	6,358
BALANCE, DECEMBER 31, 2001..	4,758	$86	$62,854	$(3,254)	$(2,521)	$(62,030)	$ (1,608)	$72,914	$ 66,441

See notes to consolidated financial statements.

Consolidated Statement of Cash Flows
(In thousands)

	Years Ended December 31, 2001	2000	1999
OPERATING ACTIVITIES:			
Net income	$ 6,358	$ 6,702	$ 8,042
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	300	294	291
Deferred income taxes	(1,332)	(1,229)	(988)
Amortization of premiums and accretion of discounts	388	(82)	(93)
Provision for loan loss	—	—	120
Compensation expense—allocations of ESOP and MRP shares	967	1,013	1,055
Gain on sale of investments, net	(329)	(138)	(45)
Gain on sale of loans	(62)	—	—
Earnings on bank owned life insurance	(1,012)	—	—
Increase or decrease in other assets and liabilities:			
Accrued interest receivable	294	(436)	(676)
Accrued interest on deposits	(134)	166	103
Accrued interest on borrowings	(110)	319	1
Accrued income taxes	(732)	(929)	658
Other, net	(267)	(1,096)	(303)
Net cash provided by operating activities	4,329	4,584	8,165
INVESTING ACTIVITIES:			
Securities available-for-sale			
Purchase of investment securities	(112,005)	—	(90,188)
Purchase of mortgage-backed securities	(66,375)	(23,073)	—
Principal paydowns	23,821	3,637	4,700
Net proceeds from sale of investment securities	29,885	—	3,317
Net proceeds from sale of mortgage-backed securities	21,184	—	—
Securities held-to-maturity			
Maturity of investment securities	—	—	5,000
Net proceeds from sale of investment securities	—	5,125	—
Purchase of bank owned life insurance	(20,000)	—	—
Net decrease in federal funds sold	2,275	26,575	3,175
Net decrease in conventional loans	71,002	5,421	11,765
Net proceeds from sale of conventional loans	20,207	—	—
Net (increase)decrease in other loans	191	(2)	(68)
Redemption (purchase) of Federal Home Loan Bank stock	1,000	—	(2,400)
Net proceeds from sale of real estate owned	29	493	140
Purchase of premises and equipment	(36)	(53)	(810)
Net cash provided by (used in) investing activities	(28,822)	18,123	(65,369)
FINANCING ACTIVITIES:			
Net increase in deposits	$ 24,667	$ 24,754	$ 16,803
Decrease in Advances by borrowers for taxes and insurance	(1,522)	(230)	(132)
Proceeds from Borrowings	—	5,000	58,000
Repayments on borrowings	(5,000)	(23,750)	—
Dividends paid	(1,963)	(1,932)	(1,938)
Purchase of treasury stock	—	(6,508)	(16,604)
Net cash provided by (used in) financing activities	16,182	(2,666)	56,129
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(8,311)	20,041	(1,075)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	40,509	20,468	21,543
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 32,198	$ 40,509	$ 20,468
SUPPLEMENTAL DISCLOSURES:			
Cash paid for:			
Interest on deposits and advances by borrowers for taxes and insurance	$ 28,379	$ 27,464	$ 24,073
Interest on borrowings	12,745	12,728	12,886
Income taxes	1,613	2,752	1,731

See notes to consolidated financial statements.

1. BASIS OF PRESENTATION

The consolidated financial statements include the accounts of First Bell Bancorp, Inc., ("First Bell") and its wholly-owned subsidiary, Bell Federal Savings and Loan Association of Bellevue (the "Association" or "Bell Federal"), and the Association's wholly owned subsidiary, 1891 Associates, Inc., collectively (the "Company"). All significant inter-company transactions have been eliminated in consolidation. The investment in 1891 Associates, Inc. on Bell Federal's financial statements and the investment in Bell Federal on First Bell's parent company financial statements are carried at the parent company's equity in the underlying net assets.

The principal business of the Company is to operate a traditional customer oriented savings and loan association. The Association's business is primarily conducted through six branch offices located throughout the suburban Pittsburgh, Pennsylvania area and its principal office in the borough of Bellevue. The Company's principal executive office is located in Wilmington, Delaware.

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and with general practices within the banking industry. In preparing such consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. *Federal Home Loan Bank System*—The Association is a member of the Federal Home Loan Bank ("FHLB") system. As a member, the Association is required to maintain a minimum investment in capital stock of the FHLB of not less than 1% of the Association's outstanding conventional mortgage loans or 0.3% of its total assets. Deficiencies, if any, in the required investment at the end of any reporting period are purchased in the subsequent reporting period. The Association receives dividends on its FHLB stock.

b. *Regulation*—The Association is subject to extensive regulation, supervision and examination by the Office of Thrift Supervision ("OTS"), its primary regulator, and by the Federal Deposit Insurance Corporation ("FDIC"), which insures its deposits.

c. *Cash and Cash Equivalents*—For the purpose of presenting the consolidated statement of cash flows, cash on hand and interest and non-interest-bearing deposits with original maturities of less than 90 days are considered cash equivalents.

The Association services mortgage loans for the Federal National Mortgage Association ("FNMA"). The Association is required to restrict cash balances equal to the corresponding escrow funds. As of December 31, 2001 and 2000, restricted cash of approximately $659,000 and $362,000, respectively, has been segregated on the books of the Association. The Association's reserve requirements imposed by the Federal Reserve Bank averaged approximately $1,050,000 and $1,132,000 for the years ended December 31, 2001 and 2000, respectively.

d. *Investment and Mortgage-Backed Securities*—The Company follows Statement of Financial Accounting Standards ("SFAS") No. 115, "*Accounting for Certain Debt and Equity Securities,*" for investments and mortgage-backed securities. Investments and mortgage-backed securities that may be sold as part of the Company's asset/liability or liquidity management or in response to or in anticipation of changes in interest rates and prepayment risk or other factors are classified as available-for-sale and are carried at fair market value. Unrealized gains and losses on such securities are reported net of related taxes as other comprehensive income and as a separate component of stockholders' equity. Securities that the Company has the intent and ability to hold to maturity are classified as held-to-maturity and are carried at amortized cost. Realized gains and losses on sales of all securities are reported in earnings and are computed using the specific identification cost basis.

Premiums are amortized and discounts are accreted to maturity using the level yield method. The Company does not maintain a trading account.

e. *Loans*—Loans are stated at the principal amount outstanding net of deferred loan fees and the allowance for loan losses. Interest income on loans is recognized on the accrual method. Accrual of interest on loans is generally discontinued after 90 days when it is determined that a reasonable doubt exists as to the collectibility of principal, interest, or both. When a loan is placed on non-accrual status, unpaid interest is charged against income. Interest received on non-accrual loans is either applied to principal or reported as interest income according to management's judgment as to the collectibility of principal. Loans are returned to accrual status when past due interest is collected and the collection of principal is probable.

Loan origination and commitment fees as well as certain direct loan origination costs are being deferred and the net amount amortized as an adjustment to the related loan's yield. These amounts are being amortized over the contractual lives of the related loans.

f. *Servicing of Loans*—The total amount of loans serviced for others was $30,950,000 and $16,539,000, at December 31, 2001, 2000, respectively.

g. *Allowance for Loan Losses*—

The allowance for loan losses represents the amount that management estimates to be adequate to provide for probable losses inherent in its loan portfolio, as of the balance sheet date. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses charged to operations. The provision for loan losses is based on management's periodic evaluation of individual loans, economic factors, past loan loss experience, changes in the composition and volume of the portfolio, and other relevant factors. The estimates used in determining the adequacy of the allowance for loan losses, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to changes in the near term.

Impaired loans are loans for which it is probable the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. The Company individually evaluates loans for impairment and does not aggregate loans by major risk classifications. The definition of "impaired loans" is not the same as the definition of "non-accrual loans", although the two categories overlap. The Company may choose to place a loan on non-accrual status due to payment delinquency or uncertain collectability, while not classifying the loan as impaired. Factors considered by management in determining impairment include payment status and collateral value. The amount of impairment for these types of impaired loans is determined by the difference between the present value of the expected cash flows related to the loan, using the original interest rate, and its recorded value, or as a practical expedient in the case of collateralized loans, the difference between the fair value of the collateral and the recorded amount of the loans. When foreclosure is probable, impairment is measured based on the fair value of the collateral.

Mortgage loans on one-to-four family properties and all consumer loans are large groups of smaller-balance homogeneous loans and are measured for impairment collectively. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis taking into consideration all circumstances surrounding the loan and the borrower including the length of the delay, the borrower's prior payment record, and the amount of shortfall in relation to the principal and interest owed.

h. *Mortgage Servicing Rights ("MSR's")*—The Company has agreements for the express purpose of selling loans in the secondary market. The Company maintains servicing rights for most of these loans. Originated MSRs are recorded by allocating total costs incurred between the loan and servicing rights based on their relative fair values. MSRs are amortized in proportion to the estimated servicing income over the estimated life of the servicing portfolio. MSRs are a component of other assets on the consolidated balance sheet.

i. *Real Estate Owned*—Real estate owned is initially recorded at the lower of carrying value or fair value less estimated costs to sell. Subsequently, such real estate is carried at the lower of fair value less estimated costs to sell or its initial recorded value. Reductions in the carrying value of real estate subsequent to acquisition are recorded through a valuation allowance. Costs related to the development and improvement of the real estate are capitalized, whereas those costs relating to holding the real estate are charged to expense.

   Recovery of the carrying value of real estate acquired in settlement of loans is dependent to a great extent on economic, operating and other conditions that may be beyond the Company's control.

j. *Premises and Equipment*—Premises, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives (3-50 years) or leasehold period, if shorter, of the related assets.

k. *Deposits*—Interest on deposits is accrued and charged to operating expense monthly and is paid in accordance with the terms of the respective accounts.

l. *Income Taxes*—The Company follows the provisions of SFAS No. 109, "*Accounting for Income Taxes.*" SFAS No. 109 requires the asset and liability method of accounting for income taxes, under which deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Under SFAS No. 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Management considers whether a valuation allowance is required for existing deferred tax assets.

m. *Other Comprehensive Income*—The Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "*Reporting Comprehensive Income,*" which became effective for financial statements for fiscal years beginning after December 15, 1997. SFAS No. 130 established standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements.

n. *Earnings Per Share*—Basic EPS is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income available to common stockholders, adjusted for dilutive securities, by the weighted average number of common shares outstanding, adjusted for dilutive securities.

o. *Treasury Stock*—Treasury stock is recorded at cost.

p. *Interest Rate Risk*—A significant portion of the Company's assets consist of long-term fixed-rate residential mortgage loans, while a significant portion of the Company's liabilities consist of deposits with considerably shorter terms. As a result of these differences in the maturities of assets and liabilities, any significant increase in interest rates will have an adverse effect on the Company's results of operations.

q. *Recent Accounting Pronouncements*—In July 2001, FASB issued SFAS No. 141, *Business Combinations*, effective for all business combinations initiated after June 30, 2001, as well as all business combinations accounted for by the purchase method that are completed after June 30, 2001. The new statement requires that the purchase method of accounting be used for all business combinations and prohibits the use of the pooling-of-interests method. The adoption of Statement No. 141 is not expected to have a material effect on the Company's financial position or results of operations.

   In July 2001, the FASB issued SFAS No. 142, *Goodwill and Other Intangible Assets*, effective for fiscal years beginning after December 15, 2001. The statement changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of this statement. However, the new statement did not amend SFAS No. 72, *Accounting for Certain Acquisitions of Banking or Thrift Institutions*, which requires recognition and amortization of unidentified intangible assets relating to the acquisition of financial institutions or branches thereof. The FASB has decided to undertake a limited scope project to reconsider the provisions of SFAS No. 72 in 2002. Therefore, the adoption of Statement No. 142 is not expected to have a material effect on the Company's financial position or results of operations.

In August 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*, which requires that the fair value of a liability be recognized when incurred for the retirement of a long-lived asset and the value of the asset be increased by that amount. The statement also requires that the liability be maintained at its present value in subsequent periods and outlines certain disclosures for such obligations. The adoption of this statement, which is effective January 1, 2003, is not expected to have a material effect on the Company's financial statements.

In October 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. SFAS No. 144 supercedes SFAS No. 121 and applies to all long-lived assets (including discontinued operations) and consequently amends APB Opinion No. 30, *Reporting Results of Operations—Reporting the Effects of Disposal of a Segment of a Business*. SFAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less costs to sell. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, its provisions are to be applied prospectively. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

r. *Reclassification*—Certain items in the prior year financial statements have been reclassified to conform to the current year presentation. Such reclassifications did not affect net income or stockholders' equity.

3. STOCKHOLDER RIGHTS PLAN

The Company adopted a Stockholder Rights Plan on November 18, 1998 in which preferred stock purchase rights were distributed as a dividend at the rate of one right for each share of common stock held as of the close of business on November 30, 1998 and for each share of Company Common Stock issued (including shares distributed from Treasury) by the Company thereafter and prior to the Distribution Date.

Each Right will entitle stockholders to buy one one-thousandth of a share of Series A Preferred Stock of the Company at an exercise price of $50.00. The Rights will be exercisable only if a person or group acquires beneficial ownership of 10% or more of the Company's outstanding Common Stock or commences a tender or exchange offer upon consummation of which a person or group would beneficially own 10% or more of the Company's outstanding Common Stock.

If any person becomes the beneficial owner of 10% or more of Company's Common Stock or a holder of 10% or more of the Company's Common Stock engages in certain self-dealing transactions or a merger transaction in which the Company is the surviving corporation and its Common Stock remains outstanding, then each Right not owned by such person or certain related parties will entitle its holder to purchase, at the Right's then-current exercise price, units of the Company's Series A Preferred Stock having a market value equal to twice the then-current exercise price. In addition, if First Bell is involved in a merger or other business combination transactions with another person after which its Common Stock does not remain outstanding, or sells 50% or more of its assets or earning power to another person, each Right will entitle its holder to purchase, at the Right's then-current exercise price, shares of common stock of the ultimate parent of such other person having a market value equal to twice the then-current exercise price.

First Bell will generally be entitled to redeem the Rights at $0.01 per right at any time until the 10th business day following public announcement that a person or group has acquired 10% or more of the Company's Common Stock.

4. INVESTMENT SECURITIES HELD-TO-MATURITY

There were no investment securities held-to-maturity at December 31, 2001 and 2000. In 2000, the Company sold a $5.1 million U.S. Treasury Note which had previously been classified as "Held to Maturity" resulting in a gain of $138,000. The sale of the security was done to improve the Company's interest rate risk position. The proceeds from the sale were used to help fund the purchase of the adjustable rate mortgage-backed securities.

5. INVESTMENT SECURITIES AVAILABLE-FOR-SALE

These investments consist of municipal securities and collateralized mortgage obligations ("CMO's"), agency securities and Trust Preferred Securities. The following is a summary of investment securities available-for-sale at December 31, 2001 and 2000 (in thousands):

	2001			
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Municipal Securities	$179,969	492	$(2,299)	$178,162
CMO's	45,989	58	(58)	45,989
Agency Securities	52,895	—	(620)	52,275
Trust Preferred Securities	5,000	—	—	5,000
Other Investments	4	—	—	4
	$283,857	$550	$(2,977)	$281,430
	2000			
Municipal Securities	$199,196	608	$(2,618)	$197,186
CMO's	11,037	12	(5)	11,044
FHLB Bond	5,000	—	—	5,000
Other Investments	4	—	—	4
	$215,237	$620	$(2,623)	$213,234

In 2001, proceeds from the sale of investment securities available-for-sale were $29.9 million, resulting in gross gains of $70,000 and gross losses of $55,000.

There were no sales of investment securities available-for-sale during the year ended December 31, 2000.

In 1999, proceeds from the sale of investment securities available-for-sale were $3.3 million resulting in gross and net gains of $45,000.

The carrying value and fair value of investment securities available-for-sale by contractual maturity as of December 31, 2001, are shown below (in thousands):

	Amortized Cost	Fair Value
Due after one through five years	$ 520	$ 541
Due after five years through ten years	74,708	74,892
Due after ten years	208,629	205,997
	$283,857	$281,430

The expected maturity may differ from the contractual maturity for the municipal securities because most of these securities have a call feature that is earlier than the contractual maturity date. For the CMO's, the expected maturity may differ from the contractual maturity because borrowers may have the right to prepay obligations with or without prepayment penalties.

6. MORTGAGE-BACKED SECURITIES AVAILABLE-FOR-SALE

The following is a summary of mortgage-backed securities available-for-sale held at December 31, 2001 and 2000 (in thousands)

	2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Loss	Fair Value
Federal National Mortgage Association	$56,004	$108	$(117)	$55,995
	2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Loss	Fair Value
Federal National Mortgage Association	$ 9,229	$146	$ —	$ 9,375
Government National Mortgage Association	12,042	106	—	12,148
	$ 21,271	$252	$ —	$ 21,523

In 2001, proceeds from the sale of mortgage-backed securities available-for-sale were $21.2 million, resulting in gross and net gains of $314,000.

There were no sales of mortgage-backed securities available-for-sale during the years ended December 31, 2000 and December 31, 1999.

The contractual maturity of these securities is in excess of 10 years. The expected maturity will differ from the contractual maturity as borrowers may have the right to prepay obligations with or without call or prepayment penalties.

7. LOANS

The following is a summary of loans as of December 31, 2001 and 2000 (in thousands):

	2001	2000
Conventional mortgages	$420,780	$507,601
Residential construction loans	5,716	12,087
Multi-family loans	241	399
Second mortgage loans	14,015	15,073
Other loans	778	969
	441,530	536,129
Less:		
Deferred net loan origination fees	1,564	2,020
Undisbursed portion of construction loans in process	2,568	5,373
Allowance for loan losses	925	925
	$436,473	$527,811

Conventional mortgages consist of one-to four-family fixed and adjustable rate loans. The Company grants loans throughout the greater Pittsburgh, Pennsylvania metropolitan area. At December 31, 2001 and December 31, 2000 the Company's borrowers ability to repay the loans outstanding is, therefore, dependent on the economy of that area.

Non-accrual loans totaled $1,056,000 and $565,000 at December 31, 2001 and 2000, respectively. The Association does not accrue interest on loans past due 90 days or more. Uncollected interest on total non-accrual loans amounted to $50,000, $32,000 and $6,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Interest income recorded on non-accrual loans was $57,000, $33,000 and $8,000 for each of the years ended December 31, 2001, 2000 and 1999, respectively.

In February 2001 the Company sold approximately $20.2 million fixed rate mortgage loans for a gain of approximately $62,000. There were no loan sales for the years ended December 31, 2000 and 1999.

8. ALLOWANCE FOR LOAN LOSSES

The following is an analysis of the changes in the allowance for loan losses for the years ended December 31 (in thousands):

	2001	2000	1999
Balance, beginning of year	$925	$925	$805
Provision for loan losses	—	—	120
Charge-offs	—	—	—
Recovery of previous loan chargeoffs	—	—	—
Balance, end of year	$925	$925	$925

9. PREMISES AND EQUIPMENT

The following is a summary of premises and equipment as of December 31 (in thousands):

	2001	2000
Land and land improvements	$ 529	$ 529
Office buildings and leasehold improvements	4,480	4,402
Furniture, fixtures and equipment	1,884	1,927
	6,893	6,858
Less accumulated depreciation and amortization	3,476	3,176
	$3,417	$3,682

Depreciation expense for the years ended December 31, 2001, 2000, and 1999 was $300,000, $294,000 and $291,000, respectively.

10. DEPOSITS

The following is a summary of deposits and stated interest rates as of December 31 (in thousands):

	Stated Rate	2001	2000
Balance by interest rate:			
Passbook, club and other accounts	1.98%—3.68%	$ 85,318	
	3.00%—4.45%		$ 69,607
Money market and NOW accounts	0.00%—2.47%	69,625	
	0.00%—3.21%		61,609
Certificate accounts	Less than 3.00%	24,958	—
	3.00%—5.50%	236,570	30,631
	5.51%—6.00%	34,777	73,556
	6.01%—6.50%	22,819	110,565
	6.51%—7.50%	87,229	188,371
	7.51%—8.50%	56	2,346
		406,409	405,469
		$561,352	$536,685

The following is a summary of certificate accounts by contractual maturity at December 31, 2001 (in thousands):

2002	$303,668
2003	57,697
2004	17,982
2005	12,779
2006	5,382
2007 and thereafter	8,901
	$406,409

The Association maintains insurance on deposits through the Savings Association Insurance Fund ("SAIF"), which is under the supervision of the Federal Deposit Insurance Corporation ("FDIC").

Deposits in excess of $100,000 are not insured by the SAIF. The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was $51,278,000 and $45,662,000 at December 31, 2001 and 2000, respectively.

11. BORROWINGS

The following is a summary of borrowings as of December 31, 2001 and 2000 (in thousands):

Decription	Maturity	Interest Rate	2001	2000
Commercial bank term loan	January, 2003 (4)	See below (5)	$ 6,250	$ 11,250
FHLB Borrowing	April, 2008 (1)	5.79%	40,000	40,000
FHLB Borrowing	May, 2008 (1)	5.66%	25,000	25,000
FHLB Borrowing	June, 2008 (1)	5.60%	45,000	45,000
FHLB Borrowing	January, 2009 (2)	4.99%	28,000	28,000
FHLB Borrowing	June, 2010 (3)	6.01%	25,000	25,000
FHLB Borrowing	June, 2010 (3)	6.12%	25,000	25,000
FHLB Borrowing	June, 2010 (3)	6.14%	20,000	20,000
Balance, end of year			$214,250	$219,250

Under terms of a blanket agreement, collateral for the FHLB borrowings must be secured by certain qualifying assets of the Company, which consist principally of first mortgage loans. Borrowings under the commercial bank term loan are secured by treasury shares of the Company.

(1) The FHLB has the option to convert this interest rate to an adjustable rate based on the three month London Interbank Offerred Rate ("LIBOR") at the five-year anniversary date of the borrowings origination, which will occur in the second quarter of 2003.

(2) The FHLB has the option to convert this interest rate to an adjustable rate based on the three month LIBOR at the five-year anniversary date of the borrowings origination, which will occur in the first quarter of 2004.

(3) Every six months the FHLB has the option to convert this interest rate to an adjustable rate based on the three-month LIBOR.

(4) Quarterly payments of $1,250,000 are due on this term loan through the maturity date.

(5) The commercial bank term loan has a variable rate of interest. The interest rate was 3.77% and 8.26% on December 31, 2001 and December 31, 2000, respectively.

12. REGULATORY CAPITAL REQUIREMENTS AND RESTRICTIONS

The Association is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Association's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of the Association's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Association's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I Capital to risk-weighted assets and of Tangible and Tier I Capital to total assets. As of December 31, 2001, the Association met all capital adequacy requirements to which it is subject.

The most recent notification from the Office of Thrift Supervision categorized the Association as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Association must maintain minimum Total Capital to risk-weighted assets, Tier I Capital to risk-weighted assets and Tier I Capital to total assets ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Association had the following amounts of capital and capital ratios at December 31, 2001 and 2000 (in thousands):

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001						
Total Capital (to risk-weighted assets)	$80,160	23.69%	$27,066	8.00%	$33,832	10.00%
Tier I Capital (to risk-weighted assets)	$79,235	23.42%	N/A	4.00%	20,299	6.00%
Tier I Capital (to total assets)	79,235	9.15%	34,641	4.00%	43,299	5.00%
Tangible Capital	79,235	9.15%	12,990	1.50%	N/A	N/A
As of December 31, 2000:						
Total Capital (to risk-weighted assets)	$ 80,327	23.11%	$ 27,804	8.00%	$ 34,756	10.00%
Tier I Capital (to risk-weighted assets)	$ 79,402	22.85%	N/A	4.00%	20,853	6.00%
Tier I Capital (to total assets)	79,402	9.41%	33,727	4.00%	42,172	5.00%
Tangible Capital	79,402	9.41%	12,651	1.50%	N/A	N/A

Tangible Capital and Tier I Capital (to total assets) capital ratios are computed as a percentage of total assets. Total Capital and Tier I Capital (to risk-weighted assets) ratios are computed as a percentage of risk-weighted assets. Risk-weighted assets were $338,320,000 and $347,556,000 at December 31, 2001 and 2000, respectively.

At the date of the conversion from a mutual to a stock organization, the Association established a liquidation account in an amount equal to its retained income as of June 30, 1995. The liquidation account is maintained for the benefit of eligible account holders and supplemental eligible account holders who continue to maintain their accounts at the Association after the conversion. The liquidation account is reduced annually to the extent that eligible account holders and supplemental eligible account holders have reduced their qualifying deposits as of each anniversary date. Subsequent increases in such balances will not restore an eligible account holder's or supplemental eligible account holder's interest in the liquidation account. In the event of a complete liquidation of the Association, each eligible account holder and supplemental eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held.

The Association may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause equity to be reduced below applicable regulatory capital maintenance requirements or if such declaration and payment would otherwise violate regulatory requirements. At December 31, 2001, the maximum dividend the Association may declare and pay to First Bell is approximately $24.7 million.

13. EARNINGS PER SHARE

There are no convertible securities which would affect the numerator in calculating basic and diluted earnings per share; therefore, net income as presented on the Consolidated Statement of Income will be used as the numerator.

The following table sets forth the composition of the weighted-average common shares (denominator) used in the basic and diluted earnings per share computation (in thousands).

	2001	2000	1999
Weighted-average common shares outstanding	8,596	8,596	8,596
Average treasury stock shares	(3,838)	(3,717)	(3,006)
Average unearned ESOP and MRP shares	(662)	(726)	(789)
Weighted-average common shares and common stock equivalents used to calculate basic earnings per share	4,096	4,153	4,801
Additional common stock equivalents used to calculate diluted earnings per share			
MRP shares	—	30	65
Stock options	96	101	138
Weighted-average common shares and common stock equivalents used to calculate diluted earnings per share	4,192	4,284	5,004

14. INCOME TAXES

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the bases used for income tax purposes. The tax effects of significant items comprising the net deferred tax asset (liability) at December 31 as follows (in thousands):

	2001	2000
Deferred Tax Assets:		
Unrealized loss on investment securities, available for sale	$ 828	$ 684
Minimum tax credits	2,728	1,678
Other	246	221
Total deferred tax assets	3,802	2,583
Deferred Tax Liabilities:		
Deferred loan origination fees	(621)	(734)
Allowance for loan losses	(67)	(258)
Depreciation on premises and equipment	(406)	(359)
Total deferred tax liabilities	(1,094)	(1,351)
Net deferred tax asset	$ 2,708	$ 1,232

The Company generated minimum tax credit carryovers in 2001 and 2000 of $1,050,000 and $994,000, respectively. These tax credits can be carried over indefinitely.

No valuation allowance was established at December 31, 2001 and 2000 in view of certain tax strategies coupled with the anticipated future taxable income as evidenced by the Company's earnings potential.

The provision for income taxes consists of the following components for the year ended December 31 (in thousands):

	2001	2000	1999
Current:			
Federal	$ 452	$ 1,149	$1,609
State	375	666	728
Deferred (benefit) expense	(1,332)	(1,229)	(988)
Total provision for income taxes	$ (505)	$ 586	$1,349

The reconciliation between the federal statutory tax rate and the Company's effective income tax rate for the year ended December 31 is as follows:

	2001	2000	1999
Statutory tax rate	34.0 %	34.0 %	34.0 %
State income taxes	4.2	6.0	5.1
Tax exempt interest income	(39.3)	(33.0)	(25.3)
Earnings on bank owned life insurance	(5.9)	—	—
Other—net	(1.6)	1.0	0.6
Effective tax rate	(8.6)%	8.0 %	14.4 %

In accordance with SFAS No. 109, the Company has provided for deferred income taxes for the differences between the bad debt deduction for tax and financial statement purposes incurred after December 31, 1987. Deferred taxes have not been recognized with respect to pre-1988 tax basis bad debt reserves. In the event that the Company were to recapture these reserves into income, it would recognize tax expense of approximately $1.7 million. As a result of legislation enacted in 1996, however, this liability will not be recaptured if the Company were to change its depository institution charter.

15. EMPLOYEE BENEFIT PLANS

Deferred Supplemental Compensation Plan—The Board of Directors maintains a supplemental deferred compensation plan for certain employees of the Association. The plan provides that participants may receive deferred compensation in an amount up to $90,000 per year based upon the return on assets of the Association for the year. The compensation will be paid to the employee upon retirement. Deferred compensation expense under this plan was $26,600, $45,000 and $60,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

401(k) Plan—The Association maintains a defined contribution 401(k) plan to provide benefits for substantially all employees. The plan provides for, but does not require, employees to make tax deferred payroll savings contributions. The Association is required to make a matching contribution based on the level of employee contribution. The total expense recorded under this plan for the years ended December 31, 2001, 2000 and 1999, was approximately $8,200, $9,200 and $9,900, respectively.

Employee Stock Ownership Plan—The Association has established the Bell Federal Savings and Loan Association of Bellevue Employee Stock Ownership Plan ("ESOP"), which, covers substantially all employees. The shares for the ESOP plan were purchased with the proceeds of a loan from the Company, which will be repaid through the operations of the Association. Shares are allocated to employees, as principal and interest payments are made to the Company.

Compensation expense related to the ESOP for 2001, 2000 and 1999, totaled $532,000, $480,000 and $511,000, respectively, based on the average fair value of shares committed to be released. The loan and related interest expense on the loan are eliminated in these consolidated financial statements.

The following table presents the components of the ESOP shares (in thousands):

	2001	2000	1999
Allocated shares	192	159	126
Shares released for allocation	36	33	33
Unreleased shares	460	496	529
Total ESOP shares	688	688	688
Fair value of unreleased shares	$6,417	$6,786	$8,063

Stock Option Plan—The Company has a fixed option plan whereby options have been granted to certain officers and directors of the Company. The plan also permits options to be granted to employees at the Company's discretion. Under the plan, the total number of shares of common stock that may be granted is 859,625. Options are vested at a rate of 20% per year over a five-year period beginning at the initial date of grant. Terminated employees forfeit any non-vested options and no option will be exercisable after ten years from the date of grant. The Company has adopted the disclosure-only provision of SFAS No. 123, "*Accounting for Stock-Based Compensation*," and accordingly, no compensation cost has been recognized for the stock option plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards consistent with the provisions of SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below as of December 31 (in thousands, except per share amounts):

	Net Income	Basic Earnings Per Share	Diluted Earnings Per Share
2001			
As reported	$6,358	$1.55	$1.52
Pro forma	$6,272	$1.53	$1.50
2000			
As reported	$ 6,702	$ 1.61	$ 1.57
Pro forma	$ 6,616	$ 1.59	$ 1.54
1999			
As reported	$ 8,042	$ 1.68	$ 1.61
Pro forma	$ 7,867	$ 1.64	$ 1.57

The following summarizes the activity in the stock option plan for the year ended December 31:

	2001	2000	1999
Options outstanding, beginning of year	380,486	380,486	380,486
Options exercised	—	—	—
Options forfeited	—	—	—
Options outstanding, end of year	380,486	380,486	380,486
Weighted average exercise price, end of year	$ 10.70	$ 10.70	$ 10.70
Options exercisable, end of year	380,486	304,382	228,285
Options available for grant, end of year	465,208	465,208	465,208
Weighted-average fair value of options granted during the year	$ —	$ —	$ —
Remaining contractual life of outstanding options	5 Years	6 Years	7 Years

Master Stock Compensation Plan—The Company maintains a Master Stock Compensation Plan ("MRP"). Awards under this plan have been granted to certain officers, directors and management personnel of the Association. Under the MRP, a committee of the Board of Directors of the Company grants shares of common stock to employees and directors.

The following summarizes activity in the MRP for the year ended December 31:

	2001	2000	1999
Awards outstanding, beginning of year	29,882	64,714	99,171
Awards forfeited	—	(3,175)	(1,400)
Awards vested	(29,882)	(31,657)	(33,057)
Awards outstanding, end of year	—	29,882	64,714
Total remaining MRP shares, end of year	180,845	210,727	242,384

The cost of unearned shares related to these awards, included as a separate component of stockholders' equity, aggregated $2,521,000 and $2,937,000 at December 31, 2001 and 2000, respectively. Compensation cost is recorded over the vesting period as shares are earned based on the average fair market value of stock during the fiscal year. There was no MRP expense for the year-ended December 31, 2001. The expense for the years ended December 31, 2000 and 1999 was $533,000 and $545,000 respectively. Terminated employees forfeit any non-vested awards.

16. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Association originates loan commitments. Loan commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Association evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral deemed necessary by the Association is based on management's credit evaluation and the Association's underwriting guidelines for the particular loan. The total commitments outstanding at December 31 are summarized as follows (in thousands):

	2001		2000	
	Notional Amount	Notional Rate	Notional Amount	Notional Rate
Adjustable rate mortgages	$ —	—	$ 30	7.00%
15 year fixed rate mortgages	3,184	6.18%	—	—
30 year fixed rate mortgages	3,232	6.58%	87	7.54%
Construction mortgages	2,568	8.00%	5,373	7.09%
Home equity loans	141	6.89%	483	7.09%
Available line of credit	3,844	6.60%	2,849	8.92%
	$12,969		$8,822	

Additionally, the Company is also subject to certain asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, neither the resolution of these claims nor the funding of credit commitments will have a material effect on the Association's financial position or results of operations.

Credit related financial instruments have off-balance sheet credit risk because only origination fees (if any) are recognized in the balance sheet (as "other liabilities") for these instruments until the commitments are fulfilled or expire. The credit risk amounts are equal to the notional amounts of the contracts, assuming that all counterparties fail completely to meet their obligations and the collateral or other security is of no value.

17. FAIR VALUES OF FINANCIAL INSTRUMENTS

The fair values of the Company's financial instruments as of December 31 are as follows (in thousands):

	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:				
Cash and noninterest-bearing deposits	$ 3,402	$ 3,402	$ 3,101	$ 3,101
Interest-bearing deposits	28,796	28,796	37,408	37,408
Federal Funds sold	4,150	4,150	6,425	6,425
Investment and mortgage-backed securities, available-for-sale	337,425	337,425	234,757	234,757
Loans	436,473	442,545	527,811	533,514
Federal Home Loan Bank stock	10,400	10,400	11,400	11,400
Bank owned life insurance	21,012	21,012	—	—
Accrued interest receivable	5,089	5,089	5,383	5,383
Totals:	846,747	852,819	826,285	831,988
Liabilities:				
Deposits	561,352	568,131	536,685	538,488
Borrowings	214,250	226,835	219,250	206,392
Advances by borrowers for taxes and insurance	9,471	9,471	10,993	10,993
Accrued interest payable	1,808	1,808	2,052	2,052
Totals:	786,881	806,245	768,980	757,925

a. *Cash and noninterest-bearing deposits, Interest-bearing deposits, Federal funds sold, Federal Home Loan Bank stock, Advances by borrowers for taxes and insurance, Accrued interest receivable, and Accrued interest payable*—the fair value is estimated as the carrying amount.

b. *Investment Securities Available-for-Sale and Mortgage-backed Securities Available-for-Sale*—Fair values for these securities are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

c. *Loans*—For loans, fair value is estimated by discounting estimated future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

d. *Bank owned life insurance*—The fair value is equal to the cash surrender value of the underlying life insurance policies.

e. *Deposits*—

Passbook, Club, Money Market, NOW and Other Accounts—The fair value of these accounts is the amount payable on demand, or the carrying amount at the reporting date.

Certificate Accounts—The fair value of fixed-maturity certificates of deposit is estimated by discounting future cash flows using the rates currently offered for deposits of similar remaining maturities.

f. *Borrowings*—The fair value of borrowings is estimated as the present value of the remaining payments of the borrowings using the year end FHLB interest rate for like borrowings.

g. *Off-balance Sheet Commitments to Extend Credit*—The fair value of off-balance sheet commitments to extend credit is estimated to equal the outstanding commitment amount. Management does not believe it is meaningful to provide an estimate of fair value that differs from the outstanding commitment amount as a result of the uncertainties involved in attempting to assess the likelihood and timing of the commitment being drawn upon, coupled with the lack of an established market and a wide diversity of fee structures.

18. PARENT COMPANY ONLY FINANCIAL STATEMENTS

The following are condensed financial statements for First Bell as of December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999 (in thousands):

BALANCE SHEET

ASSETS	2001	2000
CASH AND INTEREST-BEARING DEPOSITS	$ 250	$ 546
FEDERAL FUNDS SOLD	750	750
INVESTMENT IN AND ADVANCES TO BELL FEDERAL	77,597	78,334
LOAN RECEIVABLE-ESOP	4,072	4,207
OTHER ASSETS	1,379	1,006
Total assets	$84,048	$84,843
LIABILITIES AND STOCKHOLDERS' EQUITY		
BORROWINGS	$ 6,250	$11,250
LOAN PAYABLE TO BELL FEDERAL	9,483	10,851
OTHER LIABILITIES	1,874	1,122
Total liabilities	17,607	23,223
Total stockholders' equity	66,441	61,620
Total liabilities and stockholders' equity	$84,048	$84,843

STATEMENT OF INCOME

	2001	2000	1999
OPERATING INCOME	387	475	396
OPERATING EXPENSES	1,605	1,998	1,137
LOSS BEFORE PROVISION FOR INCOME TAXES	(1,218)	(1,523)	(741)
INCOME TAX BENEFIT	(381)	(478)	(226)
LOSS BEFORE EQUITY IN UNDISTRIBUTED EARNINGS OF SUBSIDIARY	(837)	(1,045)	(515)
Equity in undistributed earnings of Bell Federal	7,195	7,747	8,557
NET INCOME	$ 6,358	$ 6,702	$8,042

STATEMENT OF CASH FLOWS

	Year Ended December 31,		
	2001	2000	1999
OPERATING ACTIVITIES:			
Net income	$6,358	$6,702	$ 8,042
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed earnings of Bell Federal	(7,195)	(7,747)	(8,557)
Other	378	506	66
Net cash used in operating activities	(459)	(539)	(449)
INVESTING ACTIVITIES:			
Net increase in federal funds sold	—	(150)	(600)
Principal paydowns on ESOP loan receivable	135	97	105
Dividend from Bell Federal	8,000	4,000	8,000
Investment in and advances to Bell Federal	359	160	405
Net cash provided by investing activities	8,494	4,107	7,910
FINANCING ACTIVITIES:			
Proceeds from borrowings	—	5,000	10,000
Repayments on borrowings	(5,000)	(3,750)	—
Dividends paid	(1,963)	(1,932)	(1,938)
Purchase of treasury stock	—	(6,508)	(16,604)
Loan payable to Bell Federal	8,372	12,889	14,377
Principal payment on loan payable	(9,740)	(8,729)	(13,290)
Net cash used in financing activities	(8,331)	(3,030)	(7,455)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(296)	538	6
CASH, BEGINNING OF YEAR	546	8	2
CASH, END OF YEAR	$ 250	$ 546	$ 8

19. QUARTERLY EARNINGS SUMMARY (Unaudited)

Quarterly earnings for the years ended December 31, 2001 and 2000 are as follows (in thousands, except per share data):

	2001			
	March 31	June 30	September 30	December 31
INTEREST AND DIVIDEND INCOME	$12,954	$12,576	$12,257	$11,950
INTEREST EXPENSE	10,713	10,529	10,268	9,638
NET INTEREST INCOME	2,241	2,047	1,989	2,312
PROVISION FOR LOAN LOSSES	—	—	—	—
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	2,241	2,047	1,989	2,312
OTHER INCOME	851	484	551	548
OTHER EXPENSES	1,237	1,306	1,279	1,348
INCOME BEFORE PROVISION FOR INCOME TAXES	1,855	1,225	1,261	1,512
PROVISION (BENEFIT) FOR INCOME TAXES	180	(123)	(203)	(359)
NET INCOME	1,675	1,348	1,464	1,871
OTHER COMPREHENSIVE INCOME, NET OF TAX— Unrealized gain (loss) on investments	1,506	(878)	1,322	(2,491)
COMPREHENSIVE INCOME	$ 3,181	$ 470	$ 2,786	$ (620)
BASIC EARNINGS PER SHARE (1)	$ 0.41	$ 0.33	$ 0.36	$ 0.46
DILUTED EARNINGS PER SHARE	$ 0.40	$ 0.32	$ 0.35	$ 0.45

	2000			
	March 31	June 30	September 30	December 31
INTEREST AND DIVIDEND INCOME	$ 12,995	$ 13,220	$ 13,218	$ 13,272
INTEREST EXPENSE	9,672	9,981	10,366	10,658
NET INTEREST INCOME	3,323	3,239	2,852	2,614
PROVISION FOR LOAN LOSSES	—	—	—	—
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	3,323	3,239	2,852	2,614
OTHER INCOME	246	291	164	157
OTHER EXPENSES	1,338	1,347	1,446	1,467
INCOME BEFORE PROVISION FOR INCOME TAXES	2,231	2,183	1,570	1,304
PROVISION (BENEFIT) FOR INCOME TAXES	262	266	79	(21)
NET INCOME	1,969	1,917	1,491	1,325
OTHER COMPREHENSIVE INCOME, NET OF TAX— Unrealized gain (loss) on investments	1,239	1,580	1,383	3,663
COMPREHENSIVE INCOME	$ 3,208	$ 3,497	$ 2,874	$ 4,988
BASIC EARNINGS PER SHARE (1)	$ 0.46	$ 0.46	$ 0.37	$ 0.33
DILUTED EARNINGS PER SHARE (1)	$ 0.44	$ 0.45	$ 0.35	$ 0.32

(1) Quarterly per share amounts do not add to the total for the years ended December 31, 2001 and 2000, due to rounding.

First Bell Bancorp, Inc. Executive Management

Albert H. Eckert, II
President and Chief Executive Officer

Jeffrey M. Hinds
Executive Vice President and
Chief Financial Officer

Robert C. Baierl
Secretary

William S. McMinn
Treasurer

Directors

Albert H. Eckert, II
President and Chief Executive Officer
First Bell Bancorp, Inc. and
Bell Federal Savings and Loan
Association

Thomas J. Jackson, Jr.
Retired Attorney-at-Law
Houston Harbaugh

Robert C. Baierl
President
Wright Contract Interiors

William S. McMinn
Senior Executive Vice President
Aon Risk Services, Inc. of Pennsylvania

Jeffrey M. Hinds
Executive Vice President and
Chief Financial Officer
First Bell Bancorp, Inc. and
Bell Federal Savings and Loan
Association

Jack W. Schweiger
President
Schweiger Homes

Peter E. Reinert
Partner
Akerman, Senterfitt & Eidson, P.A.

Theodore R. Dixon
President
Dixon Agency

Bell Federal Savings and Loan Association of Bellevue Executive Management

Albert H. Eckert, II
President and Chief Executive Officer

Jeffrey M. Hinds
Executive Vice President and
Chief Financial Officer

William S. McMinn
Treasurer

Thomas J. Jackson, Jr.
Secretary

Margaret L. Gerber
Assistant Vice President

Ronald S. Boltey
Assistant Vice President

Directors

Albert H. Eckert, II
President and Chief Executive Officer
First Bell Bancorp, Inc. and
Bell Federal Savings and Loan
Association

Thomas J. Jackson, Jr.
Retired Attorney-at-Law
Houston Harbaugh

Robert C. Baierl
President
Wright Contract Interiors

William S. McMinn
Senior Executive Vice President
Aon Risk Services, Inc. of Pennsylvania

Jeffrey M. Hinds
Executive Vice President and
Chief Financial Officer
First Bell Bancorp, Inc. and
Bell Federal Savings and Loan
Association

Jack W. Schweiger
President
Schweiger Homes

Peter E. Reinert
Partner
Akerman, Senterfitt & Eidson, P.A.

Theodore R. Dixon
President
Dixon Agency

Shareholder Information

Market Summary of Stock

First Bell Bancorp, Inc.'s common stock trades on The NASDAQ National Market. The following summary sets forth the range of prices for common stock over the periods noted. The common stock of the Company began trading on June 29, 1995. As of March 1, 2002, there were approximately 3,500 stockholders of record and 4,758,360 common shares outstanding.

	2001		
	High	Low	Dividends
1st Quarter	$15.313	$13.625	$0.12
2nd Quarter	$14.600	$13.880	$0.12
3rd Quarter	$15.500	$13.900	$0.12
4th Quarter	$14.700	$13.500	$0.12

	2000		
	High	Low	Dividends
1st Quarter	$16.50	$10.25	$0.12
2nd Quarter	$16.625	$13.875	$0.12
3rd Quarter	$16.375	$14.125	$0.12
4th Quarter	$15.1875	$11.9375	$0.12

Dividend Policy

The management and Board of Directors of the Company continually review the Company's dividend policy. The Company intends to continue its policy of paying quarterly dividends; however, the payment will depend upon a number of factors, including capital requirements, regulatory limitations, the Company's financial condition, results of operations and the Association's ability to pay dividends to the Company. At present, the Company has no significant source of income other than dividends from the Association and to a lesser extent interest on short-term investments. Consequently, the Company depends upon dividends from the Association to accumulate earnings for payment of cash dividends to its shareholders. See Note 12 to the Consolidated Financial Statements for a discussion of restrictions on the Association's ability to pay dividends.

Nasdaq Listing

Quotes on the common stock can be found on The Nasdaq stock market under the symbol "FBBC".

Dividend Reinvestment

First Bell Bancorp, Inc.'s registered shareholders may reinvest their dividends in additional shares of the Company's common stock and, if desired, purchase additional shares through a voluntary cash investment of $50 to $3,000 per quarter. Participants in the plan pay no broker fees. Purchases for the plan are generally made on the third Friday of January, April, July and October. For more information on this service, call the Dividend Reinvestment Department of Registrar and Transfer Company at 1-800-368-5948.

Annual Meeting

The 2002 Annual Meeting of the Stockholders of First Bell Bancorp, Inc. will be held at 3:00 P.M. on Monday, April 29, 2002 at 629 Lincoln Avenue, Bellevue, Pennsylvania 15202.

Annual Report on Form 10-K and Exhibits

A copy of the Annual Report on Form 10-K (excluding exhibits) of the Company for the year-ended December 31, 2001, as filed with the Securities and Exchange Commission, will be furnished free of charge, upon written request to stockholders who have not previously received a copy from the Company.

Written requests may be directed to:

Shareholder Relations
First Bell Bancorp, Inc.
c/o Bell Federal Savings and Loan Association of Bellevue
532 Lincoln Avenue
Pittsburgh, Pennsylvania 15202

The Company will furnish any exhibit to its Annual Report on Form 10-K upon payment of a reasonable fee.

Transfer Agent and Registrar
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016

Executive Offices
First Bell Bancorp, Inc.
300 Delaware Avenue, Suite 1704
Wilmington, DE 19801

Special Counsel
Muldoon Murphy and Faucette LLP
5101 Wisconsin Avenue N.W.
Washington, DC 20016

Independent Auditors
S. R. Snodgrass, A.C.
1000 Stonewood Drive, Suite 200
Wexford, PA 15090

Bell Federal Savings and Loan Association of Bellevue Office Locations

Bellevue Office
532 Lincoln Avenue
Bellevue, Pennsylvania 15202
(412) 734-2700

Wexford Office*
10533 Perry Highway
Wexford, Pennsylvania 15090

McKnight Road Office*
7709 McKnight Road
Pittsburgh, Pennsylvania 15237

Sewickley Office
414 Beaver Street
Sewickley, Pennsylvania 15143

Wood Street Office*
Sixth & Wood Street
Suite 100
Pittsburgh, Pennsylvania 15222

Mt. Lebanon Office*
300 Cochran Road
Pittsburgh, Pennsylvania 15228

Craig Street Office*
201 North Craig Street
Pittsburgh, Pennsylvania 15213

*Bell Federal Savings maintains an Automated Teller Machine (ATM) at these locations.

World Wide Web Address

www.bellfederalsavings.com

First Bell Bancorp, Inc.

www.bellfederalsavings.com